Exhibit 99.1

EXECUTION COPY

BUSINESS COMBINATION AGREEMENT

by and among

COLUMBUS ACQUISITION CORP.,
as CAC,

WISESAT.SPACE HOLDINGS CORP.,
as Pubco,

WISESAT MERGER SUB CORP.,
as Merger Sub,

WISESAT.SPACE CORP.,
as the Company,

and

WISEKEY INTERNATIONAL HOLDING LIMITED,
as the Seller

Dated as of November 9, 2025

i

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PUBCO		16
5.1	Incorporation and Standing	16
5.2	Authorization; Binding Agreement	16
5.3	Governmental Approvals	17
5.4	Non-Contravention	17
5.5	Capitalization	17
5.6	Merger Shares and Exchange Shares	18
5.7	Pubco and Merger Sub Activities	18
5.8	Investment Company Act; JOBS Act	19
5.9	Finders and Brokers	19
5.10	Information Supplied	19
5.11	Independent Investigation	19
5.12	Exclusivity of Representations and Warranties	19

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF THE COMPANY		20
6.1	Incorporation and Standing	20
6.2	Authorization; Binding Agreement	20
6.3	Capitalization	20
6.4	Subsidiaries	21
6.5	Governmental Approvals	22
6.6	Non-Contravention	22
6.7	Financial Statements	22
6.8	Absence of Certain Changes	24
6.9	Compliance with Laws	24
6.10	Company Permits	24
6.11	Litigation	24
6.12	Material Contracts	24
6.13	Intellectual Property	26
6.14	Taxes and Returns	27
6.15	Real Property	28
6.16	Personal Property	29
6.17	Title to and Sufficiency of Assets	29
6.18	Employee Matters	29
6.19	Benefit Plans	30
6.20	Environmental Matters	31
6.21	Transactions with Related Persons	32
6.22	Insurance	32
6.23	Top Customers and Suppliers	32
6.24	Certain Business Practices	33
6.25	Government Contracts	33
6.26	Investment Company Act	34
6.27	Finders and Brokers	34
6.28	Information Supplied	34
6.29	Independent Investigation	35
6.30	Exclusivity of Representations and Warranties	35

ARTICLE VII REPRESENTATIONS AND WARRANTIES OF THE SELLER		35
7.1	Organization and Standing	35
7.2	Authorization; Binding Agreement	36
7.3	Ownership	36
7.4	Governmental Approvals	36

7.5	Non-Contravention	36
7.6	No Litigation	37
7.7	Investment Representations	37
7.8	Finders and Brokers	38
7.9	Information Supplied	38
7.10	Independent Investigation	39
7.11	Exclusivity of Representations and Warranties	39

ARTICLE VIII COVENANTS		39
8.1	Access and Information	39
8.2	Conduct of Business of the Company Entities and the Seller	40
8.3	Conduct of Business of CAC	43
8.4	Annual and Interim Financial Statements	45
8.5	CAC Public Filings	45
8.6	No Solicitation	45
8.7	No Trading	46
8.8	Notification of Certain Matters	46
8.9	Efforts	46
8.10	Further Assurances	48
8.11	The Registration Statement	48
8.12	Public Announcements	50
8.13	Confidential Information	51
8.14	Post-Closing Board of Directors and Executive Officers	52
8.15	Indemnification of Directors and Officers; Tail Insurance	53
8.16	Use of Proceeds; Payment of CAC Expenses	54
8.17	Redemptions; Transaction Financing	55
8.18	Nasdaq Listing	55
8.19	CAC Extensions	56
8.20	Seller Distribution	57
8.21	Tax Matters.	57

ARTICLE IX CLOSING CONDITIONS		58
9.1	Conditions to Each Party’s Obligations	58
9.2	Conditions to Obligations of the Company Entities and the Seller	59
9.3	Conditions to Obligations of CAC	60
9.4	Frustration of Conditions	61

ARTICLE X TERMINATION AND EXPENSES		61
10.1	Termination	61
10.2	Effect of Termination	62
10.3	Fees and Expenses	63

ARTICLE XI TRUST WAIVER		64
11.1	Waiver of Claims Against Trust	64

ARTICLE XII MISCELLANEOUS		64
12.1	No Survival	64
12.2	Notices	65
12.3	Binding Effect; Assignment	66
12.4	Third Parties	66

12.5	Governing Law; Jurisdiction	66
12.6	WAIVER OF JURY TRIAL	66
12.7	Specific Performance	67
12.8	Severability	67
12.9	Amendment	67
12.10	Waiver	67
12.11	Entire Agreement	68
12.12	Interpretation	68
12.13	Counterparts	69
12.14	No Recourse	69

ARTICLE XIII DEFINITIONS		69
13.1	Certain Definitions	69
13.2	Section References	79

INDEX OF EXHIBITS

Exhibit	Description

Exhibit A	Lock-Up Agreement
Exhibit B	Form of Amended Registration Rights Agreement
Exhibit C	Insider Letter Amendment
Exhibit D	Sponsor Support Agreement

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”) is made and entered into as of November 9, 2025 (the “Signing Date”) by and among (i) Columbus Acquisition Corp., a Cayman Islands exempted company (together with its successors, “CAC”), (ii) WISeSat.Space Holdings Corp., a British Virgin Islands business company (“Pubco”), (iii) WISeSat Merger Sub Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Pubco (“Merger Sub”), (iv) WISeSat.Space Corp., a British Virgin Islands business company (the “Company”), and (v) WISeKey International Holding Ltd., a Swiss company (together with its successors, including after its anticipated domestication to the British Virgin Islands prior to the Closing, the “Seller”). CAC, Pubco, Merger Sub, the Company and the Seller are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS:

WHEREAS, certain capitalized terms used herein are defined in Article XIII hereof;

WHEREAS, the Company, directly and indirectly through its Subsidiaries, including WISeSat.Space AG, a Swiss company (“WISeSat Opco”), engages in the business of providing quantum encryption-engine secure satellite-based IoT network connectivity;

WHEREAS, the Seller owns all of the issued and outstanding shares of the Company;

WHEREAS, Pubco is a newly-incorporated British Virgin Islands business company that is owned entirely by one or more directors or executive officers of the Company who are not U.S. citizens or residents, and Merger Sub is a newly-incorporated Cayman Islands exempted company that is wholly owned by Pubco;

WHEREAS, the Parties desire and intend to effect a business combination transaction whereby: (a) Pubco will acquire all of the issued and outstanding Company Ordinary Shares and Company Class F Shares from the Seller in exchange for Pubco Ordinary Shares and Pubco Class F Shares, such that the Company will become a wholly owned Subsidiary of Pubco and the Seller will become a shareholder of Pubco (the “Share Exchange”); (b) Merger Sub will merge with and into CAC, with CAC continuing as the surviving company (the “Merger”), as a result of which, (i) CAC shall become a wholly owned Subsidiary of Pubco; and (ii) each issued and outstanding CAC Security immediately prior to the effective time of the Merger shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive Pubco Ordinary Shares; and (c) immediately after the consummation of the Merger, the Seller may, in its sole discretion, distribute to the Seller’s shareholders (the “Parent Shareholders”) a number of Pubco Ordinary Shares equal to up to ten percent (10%) (such percentage to be determined by the Seller in its sole discretion prior to the Registration Statement Effective Date) of the Exchange Shares (the “Seller Distribution” and, together with the Share Exchange, the Merger and the other transactions contemplated by this Agreement and the Ancillary Documents, the “Transactions”), all upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of applicable Law;

WHEREAS, the Parties desire and intend that, for United States federal income tax purposes, the Share Exchange and the Merger be treated as a single integrated transaction and that the exchanges pursuant thereto by which Company Securities and the CAC Securities are transferred to Pubco qualify as exchanges described in Section 351(a) of the Code (the “Intended Tax Treatment”);

WHEREAS, simultaneously with the execution and delivery of this Agreement, Seller is entering into a Lock-Up Agreement with Pubco and CAC in substantially the form attached as Exhibit A hereto (the “Lock-Up Agreement”), which Lock-Up Agreement will (i) permit the Seller Distribution (provided, that Parent Shareholders that as of immediately after the Closing will be officers and directors of Pubco or hold five percent (5%) or more of issued and outstanding Pubco Shares will need to execute and deliver to Pubco and CAC a lock-up agreement in substantially the form of the Lock-Up Agreement in order to receive their Pubco Ordinary Shares in the Seller Distribution), (ii) provide that as to the Sponsor, the lock-up terms will apply to the Sponsor’s Founder Shares only and (iii) become effective as of the Closing;

WHEREAS, simultaneously with the Closing, CAC, Pubco, the Sponsor, the other “Holders” under the Founder Registration Rights Agreement and the Pubco Insiders, including the Seller, will execute and deliver an amendment and restatement of the Founder Registration Rights Agreement, in substantially the form attached as Exhibit B hereto (the “Amended Registration Rights Agreement”), to, among other matters, have Pubco assume the registration obligations of CAC under the Founder Registration Rights Agreement, have such rights apply to the Pubco Shares, and to provide the Pubco Insiders with registration rights thereunder;

WHEREAS, simultaneously with the execution and delivery of this Agreement, CAC and Pubco have entered into an amendment to the Insider Letter Agreement with the Sponsor, CAC’s directors and officers and each other holder of Founder Shares, CAC Private Units and CAC Private Shares, a copy of which is attached as Exhibit C hereto (the “Insider Letter Amendment”), pursuant to which, among other matters, effective as of the Closing (i) Pubco shall assume and be assigned the rights and obligations of CAC under the Insider Letter, and (ii) the lock-up period applicable to the Pubco Ordinary Shares issued in exchange for the Founder Shares pursuant to this Agreement will be identical to the lock-up period set forth in the Lock-Up Agreement;

WHEREAS, simultaneously with the execution and delivery of this Agreement, CAC, the Company, Pubco, the Sponsor, CAC’s directors and officers and each other holder of Founder Shares, CAC Private Units and CAC Private Shares have entered into a support agreement, a copy of which is attached as Exhibit D hereto (the “Sponsor Support Agreement”), pursuant to which, the Sponsor and such other holders agreed (i) to vote in favor of, take all actions necessary to consummate and otherwise support, the Transactions, (ii) to waive and not otherwise perfect any anti-dilution or similar protection with respect to any Founder Shares, (iii) to pay for CAC Expenses in excess of the CAC Expense Cap, as described in Section 8.16(a), (iv) to commit to timely take such actions as useful or necessary to extend CAC’s deadline to complete the Business Combination as necessary to successfully consummate the Closing, including making any Extension Payments as described in Section 8.19, and (v) that any working capital loans made to CAC (including for any Extension Payments) will at the Closing be either, as requested by the Company, repaid in cash or converted into CAC Working Capital Units in accordance with the IPO Prospectus (excluding after CAC has fully utilized its existing working capital as of the Signing Date, up to $400,000 in working capital loans made prior to the Closing to CAC by third parties (excluding the Company) or members of the Sponsor, in either case, that are not affiliates of CAC, the Sponsor or CAC’s management or directors, even if such loans are indirectly made through the Sponsor, as to which the repayment terms will be as provided as disclosed in the IPO Prospectus); and

WHEREAS, the boards of directors of CAC, Pubco, Merger Sub and the Company have each (a) determined that the Transactions are fair, advisable and in the best interests of their respective companies and shareholders, and (b) approved this Agreement and the Transactions, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledges and agreed, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I
MERGER

1.1  Merger. At the Effective Time, immediately following the consummation of the Share Exchange, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the Cayman Companies Act, CAC and Merger Sub shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into CAC pursuant Part 16 of the Cayman Companies Act, at which time the separate corporate existence of Merger Sub shall cease and CAC shall continue as the surviving company in the Merger. CAC, as the surviving company after the Merger, is hereinafter sometimes referred to as the “Surviving Company” (provided, that references to CAC for periods after the Effective Time shall include the Surviving Company).

1.2  Effective Time. Subject to the terms and conditions of this Agreement, on the Closing Date, CAC and Merger Sub shall cause the Merger to be consummated by (a) executing a plan of merger in form and substance reasonably acceptable to the Company, Pubco and CAC (the “Plan of Merger”), and (b) filing the Plan of Merger and such other documents as required by the Cayman Companies Act with the Registrar of Companies of the Cayman Islands (the “Registrar”) as provided in Section 233 of the Cayman Companies Act and CAC’s and Merger Sub’s Organizational Documents. The Merger shall become effective at the time on the Closing Date when the Plan of Merger is registered by the Registrar or at such other time as may be agreed in writing by the Company and CAC and specified in the Plan of Merger, provided that such date shall not be a date later than the ninetieth (90th) day following the date of such registration (the “Effective Time”). For the avoidance of doubt, the Effective Time shall in all events be after the time at which the Share Exchange has been consummated in accordance with Article II.

1.3  Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Plan of Merger and the applicable provisions of the Cayman Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties, immunities and obligations of Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties, immunities and obligations of the Surviving Company (including all rights and obligations with respect to the Trust Account), which shall include the assumption by the Surviving Company of any and all agreements, covenants, duties and obligations of Merger Sub as set forth in this Agreement and the Ancillary Documents to be performed at and after the Effective Time, and all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties, immunities and obligations of CAC (as the Surviving Company) shall continue unaffected by the Merger, and the Surviving Company shall continue its existence as a wholly owned Subsidiary of Pubco.

1.4  Organizational Documents of Surviving Company. At the Effective Time, the amended and restated memorandum and articles of association of CAC, each as in effect immediately prior to the Effective Time, shall be amended and restated to read in their entirety in the form of the memorandum and articles of association of Merger Sub, in each case as in effect immediately prior to the Effective Time, respectively and, as so amended and restated, shall be the memorandum and articles of association of the Surviving Company (the “Amended CAC M&A”) until the same may be thereafter further amended and/or restated in accordance with their terms and the Cayman Companies Act.

1.5  Directors and Officers of the Surviving Company. At the Effective Time, the board of directors and executive officers of CAC shall resign and the board of directors and the executive officers of Merger Sub immediately prior to the Effective Time shall become the board of directors and executive officers of the Surviving Company, respectively, each to hold office in accordance with the Amended CAC M&A until their respective successors are duly elected or appointed and qualified.

1.6  Effect of Merger on Issued Securities of CAC. Without any action on the part of any Party or the holders of securities of CAC, Pubco or Merger Sub (other than the filing of documents required by the Registrar or as otherwise required pursuant to applicable Law):

(a)  CAC Units. Immediately prior to the Effective Time, every issued and outstanding CAC Unit shall be automatically detached, and the holder thereof shall be deemed to hold one (1) CAC Ordinary Share and one (1) CAC Right in accordance with the terms of the applicable CAC Unit (the “Unit Separation”), which underlying CAC Securities shall be converted in accordance with the applicable terms of this Section 1.6 below.

(b)  CAC Rights. Immediately prior to the Effective Time and immediately following the Unit Separation, each issued and outstanding CAC Right (including the CAC Rights held as a result of the Unit Separation) shall be automatically converted into one-seventh of one CAC Ordinary Share in accordance with the IPO Prospectus and the Rights Agreement, but for such purposes treating it as if such Business Combination had occurred immediately prior to the Effective Time, and the CAC Ordinary Share issued upon conversion of the CAC Rights shall then be automatically been converted into Pubco Ordinary Shares in accordance with Section 1.6(c) below. The CAC Rights shall thereafter cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. The holders of certificates previously evidencing CAC Rights outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such CAC Rights, except as provided herein or by Law.

(c)  CAC Ordinary Shares. At the Effective Time, by virtue of the Merger, every issued and outstanding CAC Ordinary Share (including each CAC Ordinary Share converted from CAC Rights pursuant to Section 1.6(b) above and each CAC Ordinary Share held as a result of the Unit Separation, other than the Excluded Shares, the Dissenting Shares and the Redeemed Shares (each as defined below)) shall become and be converted automatically into the right to receive one (1) Pubco Class A Ordinary Share, following which, all CAC Ordinary Shares shall cease to be outstanding and shall automatically be canceled and shall cease to exist. The holders of CAC Ordinary Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as provided herein or by Law. Each certificate previously evidencing CAC Ordinary Shares shall be exchanged for a certificate (if requested) representing the same number of Pubco Ordinary Shares upon the surrender of such certificate in accordance with Section 1.7.

(d)  Cancellation of Issued Shares Owned by CAC. At the Effective Time, if there are any issued shares of CAC that are owned by CAC as treasury shares or by any direct or indirect Subsidiary of CAC (the “Excluded Shares”), such shares shall be canceled and extinguished without any conversion thereof or payment therefor.

(e)  Transfers of Ownership. If any certificate for securities of CAC is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the certificate so surrendered will be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange will have paid to CAC or any agent designated by it any transfer or other Taxes required by reason of the issuance of a certificate for securities of CAC in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of CAC or any agent designated by it that such tax has been paid or is not payable.

(f)  No Liability. Notwithstanding anything to the contrary in this Section 1.6, none of the Surviving Company, Pubco or any other Party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

1.7  Effect of Merger on Merger Sub and Pubco Capital Shares. At the Effective Time, (a) by virtue of the Merger and without any action on the part of any Party or any shareholder of CAC, Pubco or Merger Sub, all of Merger Sub Ordinary Shares issued and outstanding immediately prior to the Effective Time shall be converted into an equal number ordinary shares of the Surviving Company, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding issued shares of the Surviving Company; and (b) all of the shares of Pubco issued and outstanding immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof or payment therefor by way of share surrender or repurchase.

1.8  Dissenters Rights. Notwithstanding any provision of this Agreement to the contrary, including Section 1.6(c), CAC Ordinary Shares issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and Redeemed Shares) and held by a shareholder of CAC (each a “Dissenting Shareholder”) who has validly exercised and not effectively withdrawn or otherwise lost their rights to dissent from the Merger in accordance with Section 238 of the Cayman Companies Act (such shares being referred to collectively as the “Dissenting Shares” until such time as such Dissenting Shareholder fails to perfect or otherwise loses such Dissenting Shareholder’s dissenter's rights under Section 238 of the Cayman Companies Act with respect to such shares) shall not be converted into a right to receive Pubco Ordinary Shares, but instead such Dissenting Shares shall be automatically canceled and cease to exist by virtue of the Merger and shall thereafter represent only the right of the holder thereof to be paid the fair value of such Dissenting Shares and such other rights as are granted by the Cayman Companies Act; provided, however, that if, after the Effective Time, such Dissenting Shareholder fails to perfect or prosecute or otherwise waives, effectively withdraws or loses his or her or its dissenter's right pursuant to the Cayman Companies Act or if a court of competent jurisdiction shall determine that such Dissenting Shareholder is not entitled to the relief provided by the Cayman Companies Act, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the allocable portion of the Pubco Ordinary Shares, if any, to which such Dissenting Shareholder is entitled pursuant to Section 1.6(c), without interest thereon.

1.9  Surrender of CAC Certificates. All securities issued upon the surrender of CAC Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities, provided that any restrictions on the sale and transfer of CAC Securities shall also apply to the Pubco Ordinary Shares so issued in exchange.

1.10  Lost, Stolen or Destroyed CAC Certificates. In the event any certificates shall have been lost, stolen or destroyed, Pubco shall issue, in exchange for such lost, stolen or destroyed certificates, as the case may be, upon the making of an affidavit of that fact by the holder thereof, such securities, as may be required pursuant to Section 1.6; provided, however, that the Surviving Company may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Surviving Company with respect to the certificates alleged to have been lost, stolen or destroyed.

1.11  Tax Consequences. The Parties hereby agree and acknowledge that, for U.S. federal income Tax purposes, the Share Exchange and the Merger, taken together, are intended to constitute a single integrated transaction and qualify as exchanges described in Section 351(a) of the Code. Each of the Parties acknowledges and agrees that each (i) has had the opportunity to obtain independent legal and Tax advice with respect to the Transactions, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if either the Merger or the Share Exchange (or both) does not qualify as an exchange described in Section 351(a) of the Code.

1.12  Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of CAC and Merger Sub, the officers and directors of CAC and Merger Sub are fully authorized in the name of their respective entities to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

ARTICLE II
SHARE EXCHANGE

2.1  Exchange of Company Shares. At the Closing, immediately prior to the Effective Time, and subject to and upon the terms and conditions of this Agreement, the Seller shall sell, transfer and deliver to Pubco, and Pubco shall purchase, acquire and accept from the Seller, all of the issued and outstanding Company Shares held by the Seller (collectively, the “Purchased Shares”), free and clear of all Liens (other than those imposed by the Company’s Organizational Documents or applicable securities Laws). At the Closing, except for such securities that are part of any Transaction Financing, the Company will terminate any issued and outstanding Company Convertible Securities that have not been converted or exercised prior to the Closing, without any consideration or payment therefor.

2.2  Exchange Consideration. Subject to and upon the terms and conditions of this Agreement, in full payment for the Purchased Shares, Pubco shall issue and deliver to the Seller an aggregate number of Pubco Shares (the “Exchange Shares”) with an aggregate value (the “Exchange Consideration”) equal to the sum of (i) Two Hundred Fifty Million U.S. Dollars ($250,000,000), plus (ii) the amount of any Transaction Financing that is made into the Company or its Subsidiaries prior to the Closing, for all of the issued and outstanding Company Shares as of immediately prior to the Effective Time, with each Pubco Share valued at Ten U.S. Dollars ($10.00). The Exchange Shares will be allocated between Pubco Ordinary Shares and Pubco Class F Shares in proportion to the number of Company Ordinary Shares and Company Class F Shares owned by Seller at the time of the Share Exchange.

2.3  Surrender of Purchased Shares and Disbursement of Exchange Consideration.

(a)  At the Closing, Pubco shall cause the Exchange Shares to be issued to the Seller in exchange for the Purchased Shares in accordance with Section 2.2.

(b)  At the Closing, the Seller will deliver to Pubco the Purchased Shares, including any certificates representing Company Shares, along with applicable share power or transfer forms reasonably acceptable to Pubco and the Company will update its register of members accordingly.

2.4  Fractional Shares. Notwithstanding anything to the contrary contained herein, no fraction of a Pubco Share will be issued by Pubco by virtue of this Agreement or the Transactions, and each Person who would otherwise be entitled to a fraction of a Pubco Share (after aggregating all fractional Pubco Shares that would otherwise be received by such Person) shall instead have the number of Pubco Shares issued to such Person rounded up in the aggregate to the nearest whole Pubco Share.

2.5  Termination of Company Convertible Securities. Any Company Convertible Security (other than a Company Convertible Security issued pursuant to a Transaction Financing, which shall convert in accordance with its terms), if not exercised or converted prior to the Closing shall be cancelled, retired and terminated and thereby cease to represent any right to acquire, be exchanged for or convert into Company Shares or any other security or otherwise receive payment of cash or other consideration therefor, whether upon any contingency or valuation or otherwise.

2.6  Termination of Certain Agreements. The Company and the Seller hereby agree that, effective at the Closing, (a) any shareholders, voting or similar agreement between the Company and the Seller with respect to the Company Shares, and (b) any registration rights agreement between the Company and the Seller, in each case of clauses (a) and (b), shall automatically, and without any further action by any of the Parties, terminate in full and become null and void and of no further force and effect. Further, the Seller and the Company hereby waive any obligations of the parties under the Company Organizational Documents or any agreement described in clause (a) above with respect to the Transactions and the Ancillary Documents, and any failure of the parties to comply with the terms thereof in connection with the Transactions and the Ancillary Documents.

2.7  Seller Consent. The Seller, as the sole shareholder of the Company, hereby approves, authorizes and consents to the Company’s execution and delivery of this Agreement and the Ancillary Documents to which the Company is or is required to be a party or otherwise bound, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the Transactions. The Seller acknowledges and agrees that the consents set forth herein are intended and shall constitute such consent of the Seller as may be required (and shall, if applicable, operate as a written shareholder resolution of the Company) pursuant to the Company Organizational Documents, any other agreement in respect of the Company to which the Seller is a party or bound and all applicable Laws.

ARTICLE III
CLOSING

3.1  Closing. Subject to the satisfaction or waiver (by the Party for whose benefit the applicable condition exists, in such Party’s sole discretion) of the conditions set forth in Article IX, the consummation of the Transactions (the “Closing”), shall take place (i) either remotely by electronic exchange of documents or at the offices of Ellenoff Grossman & Schole LLP (“EGS”), 1345 Avenue of the Americas, New York, NY 10105, on a date and at a time to be agreed upon by CAC and the Company, which date shall be no later than the second (2nd) Business Day after all the Closing conditions to this Agreement have been satisfied or waived at 10:00 a.m. local time, or (ii) at such other date, time or place as CAC and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

3.2  Closing Statement. At least two (2) Business Days prior to the Closing Date, CAC shall deliver to the Company a written statement (the “Closing Statement”) setting forth a good faith calculation of CAC’s estimate of the CAC Expenses. Promptly upon delivering the Closing Statement to the Company, if requested by the Company, CAC will meet with the Company to review and discuss the Closing Statement and CAC will consider in good faith the Company’s comments to the Closing Statement and make any appropriate adjustments to the Closing Statement prior to the Closing, which adjusted Closing Statement, as mutually approved by the Company and CAC both acting reasonably and in good faith, shall thereafter become the Closing Statement for all purposes of this Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF CAC

Except as set forth in (i) the disclosure schedules delivered by CAC to the Company, Pubco and the Seller on the Signing Date (the “CAC Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (ii) the SEC Reports that are available on the SEC’s website through EDGAR on or after July 26, 2024 and at least two (2) Business Days prior to the Signing Date (excluding any risk factors, forward-looking statements or similar predictive statements) (the “Signing SEC Reports”), CAC represents and warrants to the Company, Pubco and the Seller, as of the Signing Date and as of the Closing (unless otherwise set forth below with respect to the representations and warranties which are given only as of a specific date), as follows:

4.1  Organization and Standing. CAC is an exempted company duly incorporated, validly existing as an exempted company and in good standing under the Laws of the Cayman Islands. CAC has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. CAC is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. CAC has heretofore made available to the Company accurate and complete copies of its Organizational Documents, each as currently in effect. CAC is not in violation of any provision of its Organizational Documents in any material respect.

4.2  Authorization; Binding Agreement. CAC has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions, subject to obtaining the Required CAC Shareholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the Transactions (a) have been duly and validly authorized by the board of directors of CAC and (b) other than the Required CAC Shareholder Approval, no other corporate proceedings, other than as expressly set forth elsewhere in the Agreement, on the part of CAC are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the Transactions. CAC’s board of directors, at a duly called and held meeting or by written resolutions, has unanimously (i) determined that this Agreement and the Transactions, including the Merger, are advisable, fair to and in the best interests of CAC and CAC’s shareholders in accordance with the Cayman Companies Act, (ii) approved this Agreement, (iii) recommended that CAC’s shareholders vote in favor of the approval of this Agreement, the Merger, and the other Shareholder Approval Matters in accordance with the Cayman Companies Act (the “CAC Recommendation”) and (iv) directed that this Agreement and the Shareholder Approval Matters be submitted to the CAC shareholders for their approval. This Agreement has been, and each Ancillary Document to which CAC is a party shall be when delivered, duly and validly executed and delivered by CAC and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of CAC, enforceable against CAC in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally and subject to general principles of equity (collectively, the “Enforceability Exceptions”). Prior to the execution of this Agreement, the CAC Board received a written fairness opinion from Newbridge Securities Corporation (the “Fairness Opinion”), a copy of which has been provided to the Company, to the effect that, as of the date of such Fairness Opinion and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of review undertaken by Newbridge Securities Corporation as set forth in the Fairness Opinion, the Transactions, including the issuance of the Exchange Shares, are fair, from a financial point of view, to CAC and its unaffiliated security holders.

4.3  Governmental Approvals. Except as otherwise described in Schedule 4.3, no Consent of or with any Governmental Authority, on the part of CAC is required to be obtained or made in connection with the execution, delivery or performance by CAC of this Agreement and each Ancillary Document to which it is a party or the consummation by CAC of the Transactions, other than (a) pursuant to Antitrust Laws, (b) such filings as expressly contemplated by this Agreement, (c) any filings required with Nasdaq, the SEC or the Registrar with respect to the Transactions, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on CAC.

4.4  Non-Contravention. Except as otherwise described in Schedule 4.4, the execution and delivery by CAC of this Agreement and each Ancillary Document to which it is, or is required to be, a party, the consummation by CAC of the Transactions, and compliance by CAC with any of the provisions hereof and thereof, will not (a) contravene, conflict with or violate any provision of CAC’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, contravene, conflict with or violate any Law, Order or Consent applicable to CAC or any of its properties or assets, or (c) (i) contravene, violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by CAC under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of CAC under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Contract to which CAC is a party or by which it or any of its properties or assets are bound, except for any deviations from any of the foregoing clauses (b) or (c) that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on CAC.

4.5  Capitalization.

(a)  CAC is authorized to issue 490,000,000 CAC Ordinary Shares and 10,000,000 CAC Preference Shares. The issued and outstanding CAC Securities as of the Signing Date are set forth on Schedule 4.5(a). There are no issued or outstanding CAC Preference Shares. All outstanding CAC Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Companies Act, CAC’s Organizational Documents or any Contract to which CAC is a party. None of the outstanding CAC Securities has been issued in violation of any applicable securities Laws. Prior to giving effect to the Transactions, CAC does not have any Subsidiaries or own any equity interests in any other Person.

(b)  Except as set forth in Schedule 4.5(a) or Schedule 4.5(b) there are no (i) outstanding options, warrants, puts, calls, convertible or exchangeable securities, “phantom” share rights, share appreciation rights, share-based units, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued securities of CAC or (B) obligating CAC to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for any shares, or (C) obligating CAC to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such issued shares. Other than in connection with any Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of CAC to repurchase, redeem or otherwise acquire any CAC Securities or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 4.5(b), there are no shareholders’ agreements, voting trusts or other agreements or understandings to which CAC is a party with respect to the voting of any CAC Securities.

(c)  All Indebtedness of CAC as of the Signing Date, all Liabilities that are payable by CAC as of the Signing Date (including upon the passage of time and those that are contingent and payable upon the consummation of the Business Combination) and all other Transaction Expenses of CAC (including those that contingent and payable upon the consummation of the Business Combination) are disclosed on Schedule 4.5(c). Other than as set forth on Schedule 4.5(c), no Indebtedness of CAC contains any restriction upon: (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by CAC or (iii) the ability of CAC to grant any Lien on, or make any dividend or distribution of, its properties or assets.

(d)  Since the date of formation of CAC, and except as contemplated by this Agreement, CAC has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and CAC’s board of directors has not authorized any of the foregoing.

4.6  SEC Filings; CAC Financials; Internal Controls; Listing.

(a)  CAC, since the IPO, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by CAC with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the Signing Date. Except to the extent available on the SEC’s website through EDGAR, CAC has delivered to the Company copies in the form filed with the SEC of all of the following: (i) CAC’s annual reports on Form 10-K for each fiscal year of CAC beginning with the first year CAC was required to file such a form, (ii) CAC’s quarterly reports on Form 10-Q for each fiscal quarter that CAC filed such reports to disclose its quarterly financial results in each of the fiscal years of CAC referred to in clause (i) above, (iii) all other forms, reports, registration statements (including CAC’s Registration Statements on Form S-1, which was originally filed on November 15, 2024 and made effective on January 22, 2025), prospectuses and other documents (other than preliminary materials) filed by CAC with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). The SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the Signing Date, there are no outstanding or unresolved comment letters received from the SEC with respect to any SEC Reports. None of the SEC Reports filed on or prior to the Signing Date is subject to ongoing SEC review or investigation as of the Signing Date. The Public Certifications are each true as of their respective dates of filing. As used in this Section 4.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b)  The financial statements and notes of CAC contained or incorporated by reference in the SEC Reports (the “CAC Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of CAC at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable), and (iii) audited in accordance with PCAOB standards.

(c)  Except as and to the extent reflected or reserved against in the CAC Financials, CAC has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that is not adequately reflected or reserved on or provided for in the CAC Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since CAC’s formation in the ordinary course of business. CAC does not maintain any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the Securities Act. No financial statements other than those of CAC are required by GAAP to be included in the financial statements of CAC.

(d)  Since the IPO, CAC has not received from its independent auditors any written notification of any (i) “significant deficiency” in the internal controls over financial reporting of CAC, (ii) “material weakness” in the internal controls over financial reporting of CAC or (iii) fraud, whether or not material, that involves management or other employees of CAC who have a significant role in the internal controls over financial reporting of CAC.

(e)  Except as not required in reliance on exemptions from various reporting requirements by virtue of CAC’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, since the IPO, (i) CAC maintains accurate books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls that provide reasonable assurance that (i) CAC does not maintain any off-the-book accounts and that CAC’s assets are used only in accordance with CAC’s management directives, (ii) transactions are executed with management’s authorization and (iii) transactions are recorded as necessary to permit preparation of the financial statements of CAC and to account for CAC’s assets and (ii) CAC has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to CAC is made known to CAC’s principal executive officer and principal financial officer by others within CAC, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared.

(f)  CAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(g)  Except as described on Schedule 4.6(g), since the IPO (A) the CAC Public Units, CAC Ordinary Shares and the CAC Rights have been listed on the Nasdaq Global Market, (B) CAC has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such CAC Securities, (C) there are no Actions pending or, to the Knowledge of CAC, threatened against CAC by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such CAC Securities on Nasdaq and (D) such CAC Securities are in compliance with all of the applicable corporate governance rules of Nasdaq.

(h)  CAC is a publicly held company subject to reporting obligations pursuant to Section 13 of the Exchange Act, and the CAC Public Units, CAC Ordinary Shares and CAC Public Rights are registered pursuant to Section 12(b) of the Exchange Act.

4.7  Absence of Certain Changes. As of the Signing Date, except as set forth in Schedule 4.7, CAC has, since its formation, (a) conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Target Companies and the negotiation and execution of this Agreement) and related activities and (b) not been subject to a Material Adverse Effect.

4.8  Compliance with Laws. CAC is, and has since its formation been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to have a Material Adverse Effect on CAC, and CAC has not received written notice alleging any violation of applicable Law in any material respect by CAC.

4.9  Actions; Orders; Permits. There is no pending or, to the Knowledge of CAC, threatened Action to which CAC is subject which would reasonably be expected to have a Material Adverse Effect on CAC and, to the Knowledge of CAC, no pending or threatened investigations to which CAC is subject. There is no material Action that CAC has pending against any other Person. CAC is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending. CAC holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on CAC.

4.10  Taxes and Returns. CAC has or will have timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which Tax Returns are true, accurate, correct and complete in all material respects, and has (or has caused to be) paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the CAC Financials have been established in accordance with GAAP. Schedule 4.10 sets forth each jurisdiction where CAC files or is required to file a Tax Return. There are no claims, assessments, audits, examinations, to the Knowledge of CAC, investigations or other Actions pending against CAC in respect of any material Tax, and CAC has not been notified in writing of any material proposed Tax claims or assessments against CAC (other than, in each case, claims or assessments for which adequate reserves in the CAC Financials have been established in accordance with GAAP). There are no Liens with respect to any Taxes upon any of CAC’s assets, other than Permitted Liens. CAC has not agreed to any waivers or extensions of any applicable statute of limitations with respect to Taxes. CAC is not, and never has been, a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes. Since the date of its formation, CAC has not (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability or refund.

4.11  Employees and Employee Benefit Plans. Except as set forth on Schedule 4.11, CAC does not (a) have any paid employees or (b) maintain, sponsor, contribute to or otherwise have any Liability under, any Benefit Plans. Except as set forth on Schedule 4.11, neither the execution and delivery of this Agreement or the Ancillary Documents nor the consummation of the Transactions and the Ancillary Documents will (i) result in any payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of CAC or (ii) result in the acceleration of the time of payment or vesting of any such payment or benefit.

4.12  Properties. CAC does not own, license or otherwise have any right, title or interest in any material Intellectual Property. CAC does not own or lease any material real property or Personal Property.

4.13  Material Contracts.

(a)  Except as set forth on Schedule 4.13(a), other than this Agreement and the Ancillary Documents, there are no Contracts to which CAC is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $100,000, (ii) involves the engagement of a financial or similar professional advisor in respect of the Transactions, another business combination or any capital raising, in any case that would reasonably be expected to be applicable to the Transactions or would impose post-Closing obligations on Pubco or its Subsidiaries, other than customary confidentiality and indemnification provisions, (iii) may not be cancelled by CAC on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iv) prohibits, prevents, restricts or impairs in any material respect any business practice of CAC or any of its current or future Affiliates, any acquisition of material property by CAC or any of its current or future Affiliates, or restricts in any material respect the ability of CAC or any of its current or future Affiliates from engaging in business as currently conducted by it or from competing with any other Person (each, a “CAC Material Contract”). All CAC Material Contracts have been made available to the Company other than those that are exhibits to the Signing SEC Reports.

(b)  With respect to each CAC Material Contract: (i) the CAC Material Contract (other than those set forth on Schedule 4.14) was entered into at arms’ length and in the ordinary course of business; (ii) the CAC Material Contract is legal, valid, binding and enforceable in all material respects against CAC and, to the Knowledge of CAC, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) CAC is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by CAC, or permit termination or acceleration by the other party, under such CAC Material Contract; and (iv) to the Knowledge of CAC, no other party to any CAC Material Contract is in breach or default in any material respect and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by CAC under any CAC Material Contract.

4.14  Transactions with Affiliates. Schedule 4.14 sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the Signing Date under which there are any existing or future material Liabilities or obligations between CAC, on the one hand, and any (a) present or former director, sponsor, officer, employee, manager, direct equityholder or Affiliate of CAC, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of CAC’s issued and outstanding share capital as of the Signing Date, on the other hand.

4.15  Investment Company Act; JOBS Act. CAC is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a person subject to registration and regulation as an “investment company”, in each case within the meaning of the Investment Company Act. CAC constitutes an “emerging growth company” within the meaning of the JOBS Act.

4.16  Finders and Brokers. Except as set forth on Schedule 4.16, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from CAC, Pubco, the Target Companies, the Seller or any of their respective Affiliates in connection with the Transactions based upon arrangements made by or on behalf of CAC. If applicable, Schedule 4.16 sets forth, as of the Signing Date, the amounts of any such fees or commissions that are due or would, upon the Closing, be due.

4.17  Certain Business Practices.

(a)  Neither CAC, nor, to the Knowledge of CAC, any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the formation of CAC, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder CAC or assist it in connection with any actual or proposed transaction.

(b)  The operations of CAC are and have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving CAC with respect to any of the foregoing is pending or, to the Knowledge of CAC, threatened.

(c)  None of CAC or any of its directors or officers, or, to the Knowledge of CAC, any other Representative acting on behalf of CAC is currently (i) identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), the U.S. Department of State, or other applicable Governmental Authority; (ii) organized, resident, or located in, or a national of a comprehensively sanctioned country; or (iii) in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled, by a person identified in (i) or (ii); and CAC has not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC or the U.S. Department of State in the last five (5) fiscal years.

4.18  Insurance. Schedule 4.18 lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by CAC relating to CAC or its business, properties, assets, directors (as related to CAC), officers (as related to CAC) and employees (as related to CAC), copies of which have been provided to Pubco and the Company. All premiums due and payable under all such insurance policies have been timely paid and CAC is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of CAC, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by CAC. CAC has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not reasonably be likely to result in a Material Adverse Effect on CAC.

4.19  Information Supplied. None of the information supplied by CAC expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K or 6-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to CAC’s or Pubco’s shareholders and/or prospective investors with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (c), will, when supplied by CAC or when such filing is made, if made by CAC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by CAC expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Filing and the Closing Press Release will, when supplied by CAC or when such filing is made, if made by CAC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, CAC makes no representation, warranty or covenant with respect to any information supplied by or on behalf of Pubco, the Target Companies, the Seller or any of their respective Affiliates.

4.20  Independent Investigation. CAC has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of the Target Companies, Pubco and Merger Sub and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Target Companies, Pubco and Merger Sub for such purpose. CAC acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the Transactions, it has relied solely upon its own investigation, and the express representations and warranties of the Company, the Seller, Pubco and Merger Sub set forth in this Agreement (including the related portions of the Company Disclosure Schedules) and in any certificate delivered to CAC pursuant hereto, and the information provided by or on behalf of the Company, the Seller, Pubco or Merger Sub for the Registration Statement; and (b) none of the Company, the Seller, Pubco, Merger Sub or their respective Representatives have made any representation or warranty as to the Target Companies, the Seller, Pubco or Merger Sub or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules) or in any certificate delivered to CAC pursuant hereto.

4.21  Trust Account. As of the Signing Date, CAC has an amount of funds in the Trust Account equal to at least $61,854,866.45. The funds held in the Trust Account are invested in U.S. government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act and held in trust pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of CAC and the Trustee, enforceable in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions. As of the Signing Date the Trust Agreement has not been terminated, repudiated, rescinded, amended, supplemented or modified, in any respect, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. As of the Signing Date there are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Signing SEC Reports to be inaccurate in any material respect or that would entitle any Person (other than (i) in respect of deferred underwriting commissions set forth in Schedule 4.21 or Taxes, (ii) the holders of CAC Ordinary Shares prior to the Effective Time who shall have elected to redeem their CAC Ordinary Shares pursuant to CAC’s Organizational Documents or in connection with an amendment thereof to extend CAC’s deadline to consummate a Business Combination or (iii) if CAC fails to complete a Business Combination within the allotted time period and liquidates the Trust Account, subject to the terms of the Trust Agreement, CAC in limited amounts to permit CAC to pay the expenses of the Trust Account’s liquidation and dissolution, and then CAC’s public shareholders) to any portion of the funds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account have been released, except to pay Taxes from any interest income earned in the Trust Account, and to redeem CAC Ordinary Shares pursuant to CAC’s Organizational Documents, or in connection with an amendment thereof to extend CAC’s deadline to consummate a Business Combination. As of the Signing Date, there are no Actions pending or, to the Knowledge of CAC, threatened with respect to the Trust Account.

4.22  Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article IV (as modified by the CAC Disclosure Schedules) or as set forth in an Ancillary Document, CAC hereby expressly disclaims and negates any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to CAC, and any matter relating to it, including its affairs, the condition, value or quality of its assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to the Pubco, the Company, the Seller or any of their respective Representatives by, or on behalf of, CAC, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Article IV (as modified by the CAC Disclosure Schedules) or as set forth in an Ancillary Document, none of CAC nor any other Person on behalf of CAC has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Pubco, the Company, the Seller or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of CAC (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to Pubco, the Company, the Seller or any of their respective Representatives or any other Person, and any such representations or warranties are expressly disclaimed.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PUBCO

Pubco hereby represents and warrants to CAC, the Company and the Seller, as of the Signing Date and as of the Closing (unless otherwise set forth below with respect to the representations and warranties which are given only as of a specific date), as follows:

5.1  Incorporation and Standing. Pubco is a British Virgin Islands business company duly incorporated, validly existing and in good standing under the Laws of the British Virgin Islands, and Merger Sub is an exempted company duly incorporated, validly existing as an exempted company and in good standing under the Laws of the Cayman Islands. Each of Pubco and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Pubco and Merger Sub is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Pubco has heretofore made available to CAC and the Company accurate and complete copies of the Organizational Documents of Pubco and Merger Sub, each as currently in effect. Neither Pubco nor Merger Sub is in violation of any provision of its Organizational Documents in any material respect.

5.2  Authorization; Binding Agreement. Each of Pubco and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and, subject to filing the Amended Pubco M&A, to consummate the Transactions. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the Transactions have been duly and validly authorized by the board of directors and shareholders of Pubco and Merger Sub and no other corporate proceedings, other than as expressly set forth elsewhere in the Agreement (including the filing of the Amended Pubco M&A), on the part of Pubco or Merger Sub are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the Transactions. This Agreement has been, and each Ancillary Document to which Pubco or Merger Sub is a party has been or shall be when delivered, duly and validly executed and delivered by such Party and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, subject to the Enforceability Exceptions.

5.3  Governmental Approvals. No Consent of or with any Governmental Authority, on the part of Pubco or Merger Sub is required to be obtained or made in connection with the execution, delivery or performance by such Party of this Agreement and each Ancillary Document to which it is a party or the consummation by such Party of the Transactions, other than (a) pursuant to Antitrust Laws, (b) such filings as are expressly contemplated by this Agreement, including the Amended Pubco M&A, (c) any filings required with Nasdaq or the SEC with respect to the Transactions, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on Pubco.

5.4  Non-Contravention. The execution and delivery by Pubco and Merger Sub of this Agreement and each Ancillary Document to which it is, or is required to be, a party, the consummation by such Party of the Transactions, and compliance by such Party with any of the provisions hereof and thereof, will not (a) subject to the filing of the Amended Pubco M&A, contravene, conflict with or violate any provision of such Party’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 5.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, contravene, conflict with or violate any Law, Order or Consent applicable to such Party or any of its properties or assets, or (c) (i) contravene, violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Party under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of such Party under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of such Party, except for any deviations from any of the foregoing clauses (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on Pubco.

5.5  Capitalization.

(a)  As of the Signing Date, (i) Pubco is authorized to issue a maximum of 100 no par value shares, of which one (1) such share is issued and outstanding, which is owned by Carlos Moreira, and (ii) the share capital of Merger Sub is $1.00 divided into 100 ordinary shares, par value $0.01 per share, of which one (1) Merger Sub Ordinary Share is issued and outstanding, which is owned by Pubco.

(b)  All outstanding ordinary shares of Pubco as of the Signing Date are, and as of the Closing Date all of the Pubco Shares issued in connection with the consummation of the Transactions will be, duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, the Organizational Documents of Pubco or Merger Sub or any Contract to which Pubco or Merger Sub is a party. None of the outstanding securities of Pubco or Merger Sub have been issued in violation of any applicable securities Laws.

(c)  Prior to giving effect to the Transactions, Merger Sub does not have any Subsidiaries and Pubco does not have any Subsidiaries, other than Merger Sub, and, other than as set forth herein, neither Pubco nor Merger Sub own any equity interests in any other Person.

(d)  There are no (i) outstanding options, warrants, puts, calls, convertible or exchangeable securities, “phantom” share rights, share appreciation rights, share-based units, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued securities of Pubco or Merger Sub or (B) obligating Pubco or Merger Sub to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for any shares, or (C) obligating Pubco or Merger Sub to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such shares. There are no outstanding obligations of Pubco or Merger Sub to repurchase, redeem or otherwise acquire any shares of Pubco or Merger Sub or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. There are no shareholders’ agreements, voting trusts or other agreements or understandings to which Pubco or Merger Sub is a party with respect to the voting of any shares of Pubco or Merger Sub.

(e)  There is no Indebtedness of Pubco or Merger Sub as of the Signing Date.

(f)  Since the date of formation of Pubco and Merger Sub, and except as contemplated by this Agreement, neither Pubco nor Merger Sub has declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and neither Pubco’s or Merger Sub’s respective board of directors has not authorized any of the foregoing.

5.6  Merger Shares and Exchange Shares.

(a)  All Merger Shares to be issued and delivered in accordance with Article I shall be, (i) upon issuance and delivery of such Merger Shares, duly authorized and validly issued and fully paid and non-assessable, free and clear of all Liens, and (ii) upon issuance and delivery of such Merger Shares, each holder thereof shall have good and valid title thereto, in each case of clauses (i) and (ii), other than restrictions arising from applicable securities Laws, the provisions of this Agreement and any Liens (incurred by the holder thereof, and (iii) the issuance and sale of such Merger Shares pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

(b)  All Exchange Shares to be issued and delivered in accordance with Article II to the Seller shall be, (i) upon issuance and delivery of such Exchange Shares, duly authorized and validly issued and fully paid and non-assessable, free and clear of all Liens, and (ii) upon issuance and delivery of such Exchange Shares the Seller shall have good and valid title to the Exchange Shares, in each case of clauses (i) and (ii), other than restrictions arising from applicable securities Laws, the Lock-Up Agreements, the provisions of this Agreement and any Liens incurred by the Seller, and (iii) the issuance and sale of such Exchange Shares pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

5.7  Pubco and Merger Sub Activities. Since their formation, Pubco and Merger Sub have not engaged in any business activities other than as contemplated by this Agreement and have no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which they are a party and the Transactions, or as set forth in the Disclosure Schedules, and, other than their respective Organizational Documents, this Agreement, the Ancillary Documents to which they are a party and the other agreements contemplated by this Agreement, Pubco and Merger Sub are not party to or bound by any Contract.

5.8  Investment Company Act; JOBS Act. Neither Pubco nor Merger Sub is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a person subject to registration and regulation as an “investment company”, in each case within the meaning of the Investment Company Act. Pubco constitutes an “emerging growth company” within the meaning of the JOBS Act.

5.9  Finders and Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from CAC, Pubco, the Target Companies or any of their respective Affiliates in connection with the Transactions based upon arrangements made by or on behalf of Pubco or Merger Sub.

5.10  Information Supplied. None of the information supplied or to be supplied by Pubco or Merger Sub expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K or 6-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to CAC’s or Pubco’s shareholders and/or prospective investors with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by Pubco or Merger Sub expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Filing and the Closing Press Release will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, neither Pubco nor Merger Sub makes any representation, warranty or covenant with respect to any information supplied by or on behalf of CAC, the Target Companies, the Seller or any of their respective Affiliates.

5.11  Independent Investigation. Each of Pubco and Merger Sub has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of the Target Companies and CAC and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Target Companies and CAC for such purpose. Each of Pubco and Merger Sub acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the Transactions, it has relied solely upon its own investigation and the express representations and warranties of the Company, the Seller and CAC set forth in this Agreement (including the related portions of the Company Disclosure Schedules and the CAC Disclosure Schedules) and in any certificate delivered to Pubco or Merger Sub pursuant hereto, and the information provided by or on behalf of the Company, the Seller or CAC for the Registration Statement; and (b) none of the Company, the Seller, CAC or their respective Representatives have made any representation or warranty as to the Target Companies, the Seller, CAC or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules and the CAC Disclosure Schedules) or in any certificate delivered to Pubco or Merger Sub pursuant hereto.

5.12  Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article V, Pubco and Merger Sub hereby expressly disclaim and negate any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to Pubco and Merger Sub, and any matter relating to any of them, including their affairs, the condition, value or quality of their assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to the CAC, the Company, the Seller or any of their respective Representatives by, or on behalf of, Pubco or Merger Sub, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, none of Pubco or Merger Sub nor any other Person on behalf of Pubco or Merger Sub has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to CAC, the Company, the Seller or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Pubco or Merger Sub (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to CAC, the Company, the Seller or any of their respective Representatives or any other Person, and any such representations or warranties are expressly disclaimed.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to CAC and Pubco on the Signing Date (the “Company Disclosure Schedules”), each Section of which qualifies the correspondingly numbered representation or warranty if specified therein and such other representation or warranty where its relevance as an exception to (or disclosure for purposes of) such other representation or warranty is reasonably apparent on the face of such disclosure, the Company hereby represents and warrants to CAC and Pubco, as of the Signing Date and as of the Closing (unless otherwise set forth below with respect to the representations and warranties which are given only as of a specific date), as follows:

6.1  Incorporation and Standing. The Company is a company duly organized, validly existing and in good standing under the Laws of the British Virgin Islands and has all requisite corporate or other entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company has provided to CAC accurate and complete copies of the Organizational Documents of the Company, each as amended to date and as currently in effect. The Company is not in violation of any provision of its Organizational Documents in any material respect.

6.2  Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform the Company’s obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the Transactions, (a) have been duly and validly authorized by the board of directors of the Company, and by the Seller, in its capacity as the sole shareholder of the Company, in accordance with the Company Organizational Documents, the Laws of the British Virgin Islands and any other applicable Law, and (b) no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the Transactions. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Company, and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, in each case, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

6.3  Capitalization.

(a)  The Company is authorized to issue a maximum of 50,000 no par value shares in two classes as follows: 30,000 Company Ordinary Shares and 20,000 Company Class F Shares. The issued and outstanding share capital of the Company consists of 5,001 Company Ordinary Shares and 4,999 Company Class F Shares, and there are no other issued or outstanding equity interests of the Company. The Seller is the legal (registered) and beneficial owner of all of the issued and outstanding Company Shares, free and clear of any Liens other than those imposed under the Company Organizational Documents and applicable securities Laws. After giving effect to the Share Exchange, Pubco shall own the Purchased Shares free and clear of any Liens other than those imposed under the Company Organizational Documents and applicable securities Laws and those incurred by Pubco. All of the outstanding shares and other equity interests of the Company have been duly authorized, are fully paid and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Laws of the British Virgin Islands, any other applicable Law, the Company Organizational Documents or any Contract to which the Company is a party or by which the Company or its shares are bound. The Company does not, directly or indirectly, hold any of its shares or other equity interests in treasury.

(b)  Except as set forth on Schedule 6.3(b), there are no Company Convertible Securities or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which any Target Company or, to the Knowledge of the Company, any of their respective shareholders are a party or bound relating to any equity securities of any Target Company, whether or not outstanding. There are no outstanding or authorized, phantom equity or similar rights with respect to the Company. Except as set forth on Schedule 6.3(b), there are no voting trusts, proxies, shareholder agreements or any other written agreements or understandings with respect to the voting of any Target Company’s equity interests. Except as set forth in the relevant Target Company’s Organizational Documents, there are no outstanding contractual obligations of any Target Company to repurchase, redeem or otherwise acquire any of its equity interests or securities, nor has any Target Company granted any registration rights to any Person with respect to its equity securities. All of the issued and outstanding securities of each Target Company have been granted, offered, sold and issued in compliance with all applicable securities Laws. As a result of the consummation of the Transactions, no equity interests of any Target Company are issuable and no rights in connection with any interests, warrants, rights, options or other securities of any Target Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(c)  Except as disclosed in the Company Financials or as set forth on Schedule 6.3(c), since January 1, 2025, no Target Company has declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of such Target Company, and no board of directors of any Target Company has authorized any of the foregoing.

6.4  Subsidiaries. Schedule 6.4 sets forth the name of each Subsidiary of the Company, and with respect to each Subsidiary, its jurisdiction of organization, its authorized shares or other equity interests (if applicable), and the number of issued and outstanding shares or other equity securities of such Subsidiary and the record holders thereof. Other than as set forth on Schedule 6.4: (i) all of the outstanding the shares or other equity interests of each Subsidiary of the Company are duly authorized and validly issued, duly registered and non-assessable (if applicable), were offered, sold and delivered in material compliance with all applicable securities Laws, and are owned by a Target Company free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents or applicable securities Laws); (ii) there are no Contracts to which a Target Company is a party or bound with respect to the voting (including voting trusts or proxies) of the shares or other equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary; (iii) there are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any shares or other equity interests of any Subsidiary of the Company; (iv) there are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company; (v) no Subsidiary of the Company is a party to or bound by any Contract limiting its ability to make any distributions or dividends to its equity holders; (vi) the Company does not own or have any rights to acquire, directly or indirectly, any shares or other equity interests in or of, and the Company does not otherwise Control, any Person; (vii) no Target Company is a participant in any joint venture, partnership or similar arrangement; and (viii) there are no outstanding contractual obligations of a Target Company to provide funds to, or make any loan or capital contribution to, any other Person.

6.5  Governmental Approvals. Except as otherwise described in Schedule 6.5, no Consent of or with any Governmental Authority on the part of any Target Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the Transactions other than (a) such filings as expressly contemplated by this Agreement, (b) pursuant to Antitrust Laws, (c) any filings required with Nasdaq or the SEC with respect to the Transactions, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

6.6  Non-Contravention. Except as otherwise described in Schedule 6.6, the execution and delivery by the Company (or any other Target Company, as applicable) of this Agreement and each Ancillary Document to which any Target Company is, or is required to be a party, and the consummation by any Target Company of the Transactions and compliance by any Target Company with any of the provisions hereof and thereof, will not (a) contravene, conflict with or violate any provision of any Target Company Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 6.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, contravene, conflict with or violate any Law, Order or Consent applicable to any Target Company or any of its properties or assets, or (c) (i) contravene, violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Target Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of any Target Company under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract, except in cases of clauses (b) and (c), as would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect on the Company.

6.7  Financial Statements.

(a)  As used herein, the term “Company Financials” means (i) the draft (A) audited consolidated financial statements of WISeSat Opco and its Subsidiaries as of and for each of the fiscal years ended December 31, 2024 and December 31 2023, consisting of the draft audited consolidated balance sheets of WISeSat Opco and its Subsidiaries as of December 31, 2024 (the “Balance Sheet Date”) and December 31, 2023, and the related draft audited consolidated income statements, changes in shareholder equity and statements of cash flows for the fiscal years then ended, and the related notes thereto (the “Draft WISeSat Opco Audited Financials”), and (B) the draft auditor reviewed consolidated financial statements of WISeSat Opco and its Subsidiaries as of and for the six (6) month period ended June 30, 2025, consisting of the consolidated balance sheet of WISeSat Opco and its Subsidiaries as of June 30, 2025, and the related unaudited consolidated income statement, changes in shareholder equity and statement of cash flows for the six (6) month period then ended (the “Draft WISeSat Opco Interim Financials” and, together with the Draft WISeSat Opco Audited Financial Statements, the “Draft WISeSat Opco Financials”), and (ii) when delivered in accordance with the requirements of Section 8.4(a), (A) the audited consolidated balance sheets of the Target Companies as of December 31, 2024 (and December 31, 2023, and the related consolidated audited income statements, changes in shareholder equity and statements of cash flows for the fiscal years then ended, and the related notes thereto, audited by a PCAOB qualified auditor in accordance with PCAOB auditing standards (the “Audited Company Financials”) and (B) the auditor reviewed consolidated financial statements of the Target Companies, consisting of the consolidated balance sheet of the Target Companies as of June 30, 2025, and the related unaudited consolidated income statement, changes in shareholder equity and statement of cash flows for the six (6) month period then ended (the “Interim Company Financials”). True and correct copies of the Draft WISeSat Opco Financials have been provided to CAC, and true and correct copies of the Audited Company Financials and the Interim Company Financials will be delivered to CAC in accordance with the requirements of Section 8.4(a). The Company Financials (i) were and will be prepared from, and are and will be in accordance in all material respects with, the books and records of the applicable Target Companies as of the times and for the periods referred to therein, (ii) were and will be prepared in accordance with GAAP, consistently applied throughout and among the periods involved (except that (A) the Draft WISeSat Opco Financials and the Interim Company Financials may exclude the footnote disclosures and other presentation items required for GAAP and (B) the Draft WISeSat Opco Interim Financials and the Interim Company Financials exclude year-end adjustments which will not be material in amount), (iii) when included in the Registration Statement for filing with the SEC following the Signing Date, will comply in all material respects with all applicable accounting requirements under the Securities Act and the rules and regulations of the SEC, in each case, as in effect as of the respective dates thereof and (iv) fairly present in all material respects the consolidated financial position of the applicable Target Companies as of the respective dates thereof and the consolidated results of the operations and cash flows of the Target Companies for the periods indicated. No Target Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b)  Each Target Company maintains books and records reflecting its assets and Liabilities in all material respects and maintains proper and adequate internal accounting controls that are designed to provide reasonable assurance that (i) such Target Company does not maintain any off-the-book accounts and that such Target Company’s assets are used only in accordance with such Target Company’s management directives, (ii) transactions are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of such Target Company and to maintain accountability for such Target Company’s assets, (iv) access to such Target Company’s assets is permitted only in accordance with management’s authorization, and (v) adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a timely basis. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws. No Target Company has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of any Target Company. Since the Balance Sheet Date, no Target Company or its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Target Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that any Target Company has engaged in questionable accounting or auditing practices.

(c)  As of the Signing Date, the Target Companies do not have any Indebtedness except as set forth on Schedule 6.7(d). Other than as set forth on Schedule 6.7(d), no Indebtedness of the Target Companies contains any restriction upon: (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Target Companies or (iii) the ability of the Target Companies to grant any Lien on, or make any dividend or distribution of, its properties or assets.

(d)  Except as set forth on Schedule 6.7(d), no Target Company is subject to any Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), including any off-balance sheet obligations or any “variable interest entities” (within the meaning of Accounting Standards Codification 810), except for those that are either (i) adequately reflected or reserved on or provided for in the consolidated balance sheet of the Target Companies as of the Balance Sheet Date contained in the Company Financials or (ii) not material and that were incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law).

6.8  Absence of Certain Changes. Except as set forth on Schedule 6.8 or for actions expressly contemplated by this Agreement, each Target Company, since the Balance Sheet Date through the Signing Date: (a) has conducted its business only in the ordinary course of business consistent with past practice and (b) has not been subject to a Material Adverse Effect.

6.9  Compliance with Laws. Except as set forth on Schedule 6.9, no Target Company is, or in the past two (2) years has been, in conflict or non-compliance with, or in default or violation of, any applicable Laws, except as would reasonably be expected to result in a Material Adverse Effect on the applicable Target Company, nor has any Target Company received in the past two (2) years any written or, to the Knowledge of the Company, oral notice of any material conflict or material non-compliance with, or material default or violation of, any applicable Laws by which it is bound.

6.10  Company Permits. Each Target Company, holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”). The Company has made available to CAC true, correct and complete copies of all material Company Permits. Except as would not reasonably be expected to be material to the Target Companies taken as a whole, all of the Company Permits are in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened. No Target Company is in violation in any material respect of the terms of any Company Permit, and since the Balance Sheet Date, no Target Company has received any written or, to the Knowledge of the Company, oral notice of any Actions relating to the revocation or modification of any material Company Permit, except in each case as would not reasonably be expected to be material to the Company. To the Knowledge of the Company, there is no reason to believe that any such Company Permits will not be renewed in the ordinary course of business.

6.11  Litigation. Except as described on Schedule 6.11, as of the Signing Date, there is no (a) Action of any nature currently pending or, to the Knowledge of the Company, threatened, against any Target Company (and no such Action has been brought or, to the Knowledge of the Company, threatened in the past two (2) years); or (b) Order now pending or outstanding or that was rendered by a Governmental Authority in the past two (2) years, in either case of (a) or (b) by or against any Target Company, its current or former directors, managers, officers or equity holders in their capacity as such, its business, equity securities or assets. In the past five (5) years, none of the current or former officers, managers, senior management or directors of any Target Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

6.12  Material Contracts.

(a)  Schedule 6.12(a) sets forth a true, correct and complete list of, and the Company has made available to CAC, true, correct and complete copies of, each Contract to which any Target Company is a party or by which any Target Company, or any of its properties or assets are bound (each Contract required to be set forth on Schedule 6.12(a), a “Company Material Contract”) that:

(i)  contains covenants that limit in any material respect the ability of any Target Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, other than in respect of customary non-disclosure agreements entered into by any Target Company in the ordinary course of business or (B) to purchase or acquire an interest in any other Person;

(ii)  relates to the formation, creation, operation, management or control of any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement;

(iii)  evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any Target Company having an outstanding principal amount in excess of $500,000, other than those incurred in the ordinary course of business of the Target Companies on behalf of a customers or any ordinary course transactions that are settled on a daily basis;

(iv)  involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $500,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any Target Company or another Person;

(v)  relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Target Company, its business or material assets;

(vi)  by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Target Companies under such Contract or Contracts of at least $500,000 per year or $750,000 in the aggregate;

(vii)  is with any Top Customer or Top Vendor;

(viii)  obligates any Target Company to provide continuing indemnification or a guarantee of obligations of a third party after the Signing Date in excess of $500,000;

(ix)  is between any (A) Target Company and (B) any directors, managers, officers or employees of a Target Company (other than at-will employment, assignment of Intellectual Property or confidentiality arrangements entered into in the ordinary course of business) or any other Related Person, including all non-competition, severance and indemnification agreements;

(x)  obligates any Target Company to make any capital commitment or expenditure in excess of $500,000 (including pursuant to any joint venture);

(xi)  relates to a material settlement of any Action entered into in the within two (2) years prior to the Signing Date or under which any Target Company has outstanding obligations (other than customary confidentiality or non-disparagement obligations); or

(xii)  that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant.

(b)  Except as disclosed in Schedule 6.12(b), with respect to each Company Material Contract: (i) such Company Material Contract is valid and binding and enforceable in all respects against the Target Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions), in each case, except as would not be reasonably expected to be, individually or in the aggregate, material to the Target Companies, taken as a whole; (ii) the consummation of the Transactions will not affect the validity or enforceability of any Company Material Contract; (iii) no Target Company is in breach or default in any material respect; (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default in any material respect; (v) no Target Company has received written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract to terminate such Company Material Contract; and (vi) no Target Company has waived any material rights under any such Company Material Contract.

6.13  Intellectual Property.

(a)  The Target Companies possess and/or hold legally binding licenses or other rights to all Intellectual Property required for them to conduct their business as currently operated. Schedule 6.13(a)(i) sets forth as of the Signing Date all Patents and Patent applications, trademarks and service mark registrations and applications, copyright registrations and applications and domain name registrations owned by a Target Company (“Company Registered IP”), specifying as to each item, as applicable: (A) the title of the item, if applicable, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates. Schedule 6.13(a)(ii) sets forth all Intellectual Property licenses, sublicenses and other agreements or permissions that are material to the Target Companies’ businesses as currently conducted (“Company IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available to the public generally with license, maintenance, support and other fees of less than $100,000 per year), under which a Target Company is a licensee or otherwise is authorized to use or practice any material Intellectual Property. Each Target Company owns, free and clear of all Liens (other than Permitted Liens) all Company IP. Except as set forth on Schedule 6.13(a)(iii), all material Company Registered IP is owned exclusively by the applicable Target Company without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Company Registered IP, except for fees and costs payable to file, apply for, register, patent or maintain Company Registered IP.

(b)  To the Knowledge of the Company, each Target Company has a valid and enforceable license to use all material Intellectual Property that is the subject of the Company IP Licenses applicable to such Target Company. Other than Company IP, the Company IP Licenses include all of the licenses, sublicenses and other agreements or permissions for material Intellectual Property necessary to operate the Target Companies as presently conducted. Each Target Company has performed all material obligations imposed on it in the applicable Company IP Licenses, has made all material payments required under the applicable Company IP Licenses to date, and such Target Company is not in material breach or material default thereunder. The continued use by the Target Companies of the material Intellectual Property that is the subject of the Company IP Licenses in the same or similar manner that it is currently being used is not prohibited by such Company IP Licenses in material respects. To the Knowledge of the Company, all registrations for material Copyrights, Patents and Trademarks that are owned by any Target Company are valid and in force.

(c)  To the Knowledge of the Company, no Action is pending or threatened against a Target Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense any material Intellectual Property currently owned, licensed, used or held for use by the Target Companies, except for any Action relating to applications for Intellectual Property. During the past two (2) years, no Target Company has received any written or to the Knowledge of the Company, oral notice or claim that is currently pending, asserting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person in material respects is or may be occurring or has or may have occurred, in each case, as a consequence of the business activities of any Target Company. There are no Orders to which any Target Company is a party or is otherwise bound that (i) restrict the rights of a Target Company to use, transfer, license or enforce any material Intellectual Property owned by a Target Company, (ii) restrict the conduct of the business of a Target Company in any material respects in order to accommodate a third Person’s Intellectual Property, or (iii) grant any third Person any right with respect to any Intellectual Property owned by a Target Company. To the Knowledge of the Company, no Target Company is currently infringing, or has, in the past two (2) years, infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect as a result of the ownership, use or license of any material Intellectual Property owned by a Target Company. To the Knowledge of the Company, no third party is infringing upon, misappropriating or otherwise violating any Intellectual Property owned by any Target Company and material to the Target Companies’ businesses as currently conducted (“Company IP”) in any material respect.

(d)  All employees and independent contractors of a Target Company who develop material Intellectual Property for such Target Company have assigned to such Target Company such material Intellectual Property arising from the services performed for a Target Company by such Persons. To the Knowledge of the Company, no current or former officers, employees or independent contractors of a Target Company have claimed in writing any ownership interest in any material Intellectual Property owned by a Target Company. The Company has made available to CAC true and complete copies of templates of written Contracts used by the Target Companies under which employees and independent contractors of a Target Company assigned the material Intellectual Property developed for a Target Company by such employees and independent contractors to such Target Company. Each Target Company has taken commercially reasonable security measures for the purposes of protecting the secrecy and confidentiality of the material Trade Secrets included in Company IP.

(e)  To the Knowledge of the Company, during the past two (2) years, (i) no Person has obtained unauthorized access in any material respects to third party personal information and data regarding individuals that are protected by applicable data privacy Law, in the possession of a Target Company and (ii) nor has there been any other material compromise of the security, confidentiality or integrity of such information or data. Each Target Company has complied in all material respects with all applicable Laws relating to privacy, personal data protection, and the collection, processing and use of such personal information and its own privacy policies and guidelines.

(f)  The consummation of any of the Transactions will not result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments by a Target Company under, or release of source code for software included in Company IP because of: (i) any Contract providing for the license granted by a Target Company to a third party to use material Intellectual Property owned by a Target Company, or (ii) any Company IP License. Following the Closing, the Company shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the Target Companies’ material rights under such Contracts or Company IP Licenses to the same or similar extent that the Target Companies would have been able to exercise had the Transactions not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Target Companies would otherwise be required to pay in the absence of such transactions.

6.14  Taxes and Returns. Except as set forth on Schedule 6.14:

(a)  Each Target Company has timely filed, or cause to be timely filed, all material Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established.

(b)  Within the past five (5) years, no claim has been made against a Target Company by a Governmental Authority in a jurisdiction where the Target Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c)  No Target Company is being audited by any Tax authority or has been notified in writing or, to the Knowledge of the Company, orally by any Tax authority that any such audit is contemplated or pending. There are no claims, assessments, audits, examinations, investigations or other Actions pending against a Target Company in respect of any material Tax, and no Target Company has been notified in writing of any material proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established).

(d)  There are no Liens with respect to any Taxes upon any Target Company’s assets, other than Permitted Liens.

(e)  Each Target Company has collected or withheld all material Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.

(f)  No Target Company has any outstanding waivers or extensions of any applicable statute of limitations with respect to Taxes. There are no outstanding requests by a Target Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(g)  No Target Company has participated in, or sold, distributed or otherwise promoted, any “listed transaction,” as defined in U.S. Treasury Regulation section 1.6011-4.

(h)  No Target Company has any Liability for the Taxes of another Person (other than another Target Company) (i) as a transferee or successor or (ii) by contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which was not the sharing of Taxes). No Target Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which was not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority).

(i)  No Target Company is treated as a domestic corporation (as such term is defined in Section 7701 of the Code) for U.S. federal income tax purposes.

(j)  No Target Company is a controlled foreign corporation (as such term is defined in Section 957 of the Code) or a passive foreign investment company (as such term is defined in Section 1297 of the Code).

6.15  Real Property. Schedule 6.15 contains a complete and accurate list of all premises currently leased or subleased by any Target Company for the operation of the business of a Target Company, and of all current leases, lease guarantees, agreements and documents related thereto as of the Signing Date, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”). The Company has provided to CAC a true and complete copy of each of the Company Real Property Leases. The Company Real Property Leases are valid, binding and enforceable against the applicable Target Company party thereto and, to the Knowledge of the Company, each other party thereto, in accordance with their terms and are in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions). To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Real Property Leases, and no Target Company has received notice of any such condition. No Target Company owns or has ever owned any real property or any interest in real property (other than the leasehold interests in the Company Real Property Leases).

6.16  Personal Property. Except as set forth in Schedule 6.16, all items of Personal Property which is currently owned or leased by a Target Company with a book value or fair market value of greater than Five Hundred Thousand Dollars ($500,000) are in good operating condition and repair in all material respects (reasonable wear and tear excepted consistent with the age of such items), and are suitable for their intended use in the business of the Target Companies. The operation of each Target Company’s business as it is now conducted is not in any material respect dependent upon the right to use the Personal Property of Persons other than a Target Company, except for such Personal Property that is owned, leased or licensed by, or otherwise contracted to, a Target Company.

6.17  Title to and Sufficiency of Assets. Each Target Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets which are material to the Business, and with respect to assets owned by any applicable Target Company, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, (c) Liens specifically identified on the consolidated balance sheet of the Target Companies and (d) Liens set forth on Schedule 6.17. The assets (including Intellectual Property rights and contractual rights) of the Target Companies constitute all of the assets, rights and properties that are used in the operation of the businesses of the Target Companies as it is now conducted or that are used or held by the Target Companies for use in the operation of their businesses and, taken together, are adequate and sufficient in all material respects for the operation of the businesses of the Target Companies as currently conducted.

6.18  Employee Matters.

(a)  Except as set forth in Schedule 6.18(a), no Target Company is a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of any Target Company and, to the Knowledge of the Company, there are no activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Schedule 6.18(a) sets forth all material unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, that are pending or, to the Knowledge of the Company, threatened between any Target Company and Persons employed by or providing services as independent contractors to a Target Company. No current officer or employee of a Target Company has, to the Knowledge of the Company, provided any Target Company written or oral notice of his or her plan to terminate his or her employment with any Target Company.

(b)  Except as set forth in Schedule 6.18(b), each Target Company (i) is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the Knowledge of the Company, oral notice that there is any pending Action involving unfair labor practices against a Target Company, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no material Actions pending or, to the Knowledge of the Company, threatened against a Target Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c)  Except as set forth on Schedule 6.18(c), (A) no employee is a party to a written employment Contract with a Target Company, and (B) the Target Companies have paid in full to all their employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and no Target Company has any obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to the Knowledge of the Company, oral agreement, or commitment or any applicable Law, custom, trade or practice.

(d)  Except as set forth on Schedule 6.18(d), each independent contractor engaged by any Target Company is a party to a written contract with a Target Company and has entered into customary covenants regarding confidentiality in such Person’s Contract. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the last two (2) years have been, engaged by a Target Company are bona fide independent contractors and not employees of a Target Company.

6.19  Benefit Plans.

(a)  Set forth on Schedule 6.19(a) is a true and complete list of each material Foreign Plan of each Target Company (each, a “Company Benefit Plan”). Except as set forth on Schedule 6.19(a), no Target Company maintains or contributes to (or has an obligation to contribute to) any Benefit Plan, whether or not subject to ERISA, which is not a Foreign Plan.

(b)  With respect to each material Company Benefit Plan which covers any current or former officer, director, manager, individual consultant or employee (or beneficiary thereof) of a Target Company, the Company has made available to CAC accurate and complete copies, if applicable, of: (i) the current plan documents and related trust agreements or annuity Contracts (including any amendments thereto), and written descriptions of any material Company Benefit Plans which are not in writing; (ii) the most recent annual and periodic accounting of plan assets; (iii) the most recent actuarial valuation; and (iv) all material communications in the past two (2) years with any Governmental Authority concerning any matter that is still pending or for which any Target Company has any outstanding material Liability.

(c)  With respect to each Company Benefit Plan: (i) such Company Benefit Plan has been administered and enforced in all material respects in accordance with its terms and the requirements of all applicable Laws, and has been maintained, where required, in good standing in all material respects with applicable regulatory authorities and Governmental Authorities; (ii) no breach of fiduciary duty that would result in material Liability to any Target Company has occurred; (iii) no Action that would result in a material Liability to the Target Companies is pending, to the Knowledge of the Company, threatened (other than routine claims for benefits arising in the ordinary course of administration); and (iv) all contributions, premiums and other payments (including any special contribution, interest or penalty) required to be made with respect to a Company Benefit Plan have been timely made. No Target Company has incurred any material obligation in connection with the termination of, or withdrawal from, any Company Benefit Plan.

(d)  To the extent applicable, the present value of the accrued benefit liabilities (whether or not vested) under each Company Benefit Plan, determined as of the end of the applicable Target Company’s most recently ended fiscal year on the basis of reasonable actuarial assumptions, did not materially exceed the current value of the assets of such Company Benefit Plan allocable to such benefit liabilities.

(e)  The consummation of the Transactions and the Ancillary Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation under any Company Benefit Plan or under any applicable Law; or (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any director, manager, employee or independent contractor of any Target Company.

(f)  Except to the extent required by applicable Law, no Target Company provides material health or life insurance benefits to any former or retired employee or is obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.

6.20  Environmental Matters. Except as set forth in Schedule 6.20:

(a)  Each Target Company is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all material Permits required for its business and operations by Environmental Laws (“Environmental Permits”). No material Action is pending or, to the Knowledge of the Company, threatened in writing to revoke, modify in any material respect, or terminate any such Environmental Permit.

(b)  No Target Company is the subject of any outstanding Order or Contract with any Governmental Authority in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material in each case that would reasonably be expected to give rise to any material Liability. No Target Company has assumed, contractually or by operation of Law, any outstanding material Liabilities or obligations under any Environmental Laws.

(c)  No Action is pending to the Knowledge of the Company, threatened against any Target Company or any assets of a Target Company alleging either or both that a Target Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d)  No Target Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or obligation of any Target Company under applicable Environmental Laws. To the Knowledge of the Company, no fact, circumstance, or condition exists in respect of any Target Company or any property currently or formerly owned, operated, or leased by any Target Company or any property to which a Target Company arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in a Target Company incurring any material Environmental Liabilities.

(e)  To the Knowledge of the Company, there is no investigation by any Governmental Authority of the business, operations, or currently owned, operated, or leased property of a Target Company pending or threatened in writing that could reasonably be expected to result in a Target Company incurring material Environmental Liabilities.

(f)  The Company has provided to CAC all material environmental site assessments, audits, studies, reports, analysis and results of investigations that have been performed in the past two (2) years in respect of the currently owned, leased, or operated properties of any Target Company, in each case that are in the Company’s possession.

6.21  Transactions with Related Persons. Except as set forth on Schedule 6.21, no Target Company nor any officer, manager or director of a Target Company or any of its Affiliates, nor any immediate family member of any of the foregoing (each of the foregoing, a “Related Person”) is presently, or in the past two (2) years, has been, a party to any material transaction with a Target Company, including any material Contract (a) providing for the furnishing of services by (other than as officers, managers, directors or employees of the Target Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, managers, officers or employees of the Target Company in the ordinary course of business consistent with past practice) any Related Person or any Person in which any Related Person has a position as an officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect ownership interest (other than the ownership of securities representing no more than five percent (5%) of the outstanding voting power or economic interest of a publicly traded company), in each case, other than any Ancillary Document. Except as set forth on Schedule 6.21, or as contemplated by or provided for in any Ancillary Document, no Target Company has outstanding any Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any Target Company. Except as set forth on Schedule 6.21, or as contemplated by or provided for in any Ancillary Document, the assets of the Target Companies do not include any material receivable or other material obligation from a Related Person, and the liabilities of the Target Companies do not include any material payable or other material obligation or commitment to any Related Person.

6.22  Insurance. Schedule 6.22 lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by a Target Company relating to a Target Company or its business, properties, assets, directors, managers, officers and employees, copies of which have been provided to CAC. All premiums due and payable under all such insurance policies have been timely paid and the Target Companies are otherwise in material compliance with the terms of such insurance policies. To the Knowledge of the Company, each such insurance policy is legal, valid, binding, enforceable and in full force and effect. No Target Company has any self-insurance or co-insurance programs. In the past two (2) years, no Target Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

6.23  Top Customers and Suppliers. Schedule 6.23 lists, by dollar volume received by or paid to the Target Companies, as applicable, for the twelve (12) months ended on December 31, 2024, the ten (10) largest customers of the Target Companies (the “Top Customers”) and the ten largest suppliers of goods or services to the Target Companies (the “Top Vendors”), along with the amounts of such dollar volumes. No Top Vendor or Top Customer within the last twelve (12) months has cancelled or otherwise terminated, or, has given any Target Company any written notice to cancel or otherwise terminate, any material relationships of such Person with a Target Company. No Target Company has within the past twelve (12) months been engaged in any material dispute with any Top Vendor or Top Customer.

6.24  Certain Business Practices.

(a)  Since January 1, 2021, no Target Company, nor any of the respective officers, managers or directors or, to the Company’s Knowledge, any other Representatives of a Target Company acting on behalf of a Target Company, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or (iii) made any other unlawful payment. Since January 1, 2021, no Target Company, nor any of the respective officers, managers or directors or, to the Company’s Knowledge, any other Representatives acting on their behalf, has directly or knowingly indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any Target Company or assist any Target Company in connection with any actual or proposed transaction.

(b)  Since January 1, 2021, the operations of each Target Company are and have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions that govern the operations of the Target Company, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority that have jurisdiction over the Target Companies, and no Action involving a Target Company with respect to the any of the foregoing is pending or, to the Knowledge of the Company, threatened.

(c)  No Target Company or any of their respective directors, managers or officers, or, to the Knowledge of the Company, any other Representative of a Target Company acting on behalf of a Target Company is currently (i) identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, the U.S. Department of State, or other applicable Governmental Authority; (ii) organized, resident, or located in, or a national of a comprehensively sanctioned country; or (iii) in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled, by a person identified in (i) or (ii); and no Target Company has, directly or, knowingly, indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any country comprehensively sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC or the U.S. Department of State in the last five (5) fiscal years.

(d)  The Target Companies and their respective directors, managers and officers, and, to the Knowledge of the Company, any other Representative of a Target Company acting on behalf of a Target Company, (i) have been in compliance in all material respects with all Trade Control Laws, (ii) have obtained from any relevant Governmental Authority all required authorizations and registrations pursuant to any Trade Control Laws, (iii) have not been subject to any written investigations, actions or penalties by any Governmental Authority, or filed any voluntary disclosures with respect to any potential violation arising under or relating to any Trade Control Laws, (iv) have maintained any required registration with the U.S. Department of State’s Directorate of Defense Trade Controls under the International Traffic in Arms Regulations or with similar Governmental Authority in other jurisdictions and no such registrations have lapsed, and (v) except as licensed or otherwise permitted under applicable Law, have not engaged in any transactions, or otherwise dealt, directly or indirectly, with any Person with whom transactions are prohibited under Trade Control Laws. The Company has made available to CAC a true, correct and complete list of all active and unexpired registrations and authorizations issued by any Governmental Authority to the Target Companies pursuant to Trade Control Laws.

6.25  Government Contracts:

(a)  Each Government Contract for which the period of performance has not expired or terminated or final payment has not been received or which remain open to audit was legally awarded and is binding on the Target Companies thereto (each, an “Active Government Contract”). The Target Companies are in compliance in all material respects with all material terms and conditions of each Active Government Contract.

(b)  No Governmental Authority under any Government Contract has notified any of the Target Companies in writing of any actual or alleged violation or breach of any statute, regulation, representation, certification, disclosure obligation or contract term that could be reasonably expected to adversely and materially affect the collectability of any receivable or the award of Government Contracts in the future, (B) the Target Companies have not received a written cure notice, show cause notice, stop work order or deficiency notice relating to the Active Government Contracts, (C) no Government Contract awarded to the Target Companies has been terminated for default or cause and the Target Companies have not been threatened in writing with termination for default or cause that remains unresolved with respect to any Active Government Contract, (D) there has not been any material withholding or setoff under any Active Government Contract and (E) the execution, delivery or performance of this Agreement shall not result in a material violation, breach or default under any Active Government Contract.

(c)  No Target Company has been debarred, suspended or proposed for suspension or debarment or otherwise excluded from participation in the award of any Government Contract. To the knowledge of the Company, no circumstances exist that would reasonably warrant the institution of suspension or debarment proceedings against any Target Company in connection with the performance of the duties for or on behalf of the Target Companies.

(d)  No Target Company has made any disclosure in writing to any Governmental Authority or other customer relating to any suspected or alleged violation of applicable Law or a contract requirement by any Target Company relating to any Active Government Contract. No Target Company is required to make any such disclosure to a Governmental Authority.

(e)  The Target Companies are in compliance in all material respects with all applicable national security obligations and all applicable requirements under each Government Contract relating to the safeguarding of and access to classified information.

6.26  Investment Company Act. No Target Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a person subject to registration and regulation as an “investment company”, in each case within the meaning of the Investment Company Act.

6.27  Finders and Brokers. Except as set forth in Schedule 6.27, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from CAC, Pubco, the Target Companies or any of their respective Affiliates in connection with the Transactions based upon arrangements made by or on behalf of any Target Company.

6.28  Information Supplied. None of the information supplied or to be supplied by the any Target Company expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K or 6-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to CAC’s or Pubco’s shareholders and/or prospective investors with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by any Target Company expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of CAC or its Affiliates.

6.29  Independent Investigation. The Company has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of CAC, Pubco and Merger Sub and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of CAC, Pubco and Merger Sub for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the Transactions, it has relied solely upon its own investigation and the express representations and warranties of CAC, Pubco and Merger Sub set forth in this Agreement (including the related portions of the CAC Disclosure Schedules) and in any certificate delivered to the Company pursuant hereto, and the information provided by or on behalf of CAC, Pubco or Merger Sub for the Registration Statement; and (b) none of CAC, Pubco, Merger Sub or their respective Representatives have made any representation or warranty as to CAC, Pubco or Merger Sub or this Agreement, except as expressly set forth in this Agreement (including the related portions of the CAC Disclosure Schedules) or in any certificate delivered to Company pursuant hereto.

6.30  Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article VI (as modified by the Company Disclosure Schedules) or as set forth in an Ancillary Document, the Company hereby expressly disclaims and negates any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to any Target Company, and any matter relating to any of them, including their affairs, the condition, value or quality of their assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to Pubco, CAC or any of their respective Representatives by, or on behalf of, the Company, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Article VI (as modified by the Company Disclosure Schedules) or as set forth in an Ancillary Document, none of the Company nor any other Person on behalf of the Company has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Pubco, CAC or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Target Companies (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to Pubco, CAC or any of their respective Representatives or any other Person, and any such representations or warranties are expressly disclaimed.

ARTICLE VII
REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby represents and warrants to CAC and Pubco, except as set forth in the Company Disclosure Schedules, as of the Signing Date and as of the Closing (or, if such representations and warranties are made with respect to a certain date, as of such date), as follows:

7.1  Organization and Standing. The Seller is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

7.2  Authorization; Binding Agreement. The Seller has all requisite power, authority and legal right and capacity to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform the Seller’s obligations hereunder and thereunder and to consummate the Transactions. This Agreement has been, and each Ancillary Document to which the Seller is or is required to be a party has been or shall be when delivered, duly and validly executed and delivered by the Seller and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, subject to the Enforceability Exceptions.

7.3  Ownership. The Seller is as of the Signing Date and on the Closing Date will be, the record and beneficial owner and holder of, and the owner of good, valid and marketable title to, all of the Purchased Shares, free and clear of any and all Liens (other than those imposed by applicable securities Laws or the Company’s Organizational Documents). There are no proxies, voting rights, shareholders’ agreements or other agreements, to which the Seller is a party or by which the Seller is bound, with respect to the voting or transfer of any of the Purchased Shares other than this Agreement. None of the Purchased Shares held by the Seller are subject to pre-emptive or similar rights, either pursuant to any Company Organizational Document, requirement of Law or any Contract, and no Person has any pre-emptive rights or similar rights to purchase or receive any Purchased Shares or other interests in the Company from the Seller. Upon delivery of the Purchased Shares to Pubco on the Closing Date in accordance with this Agreement, the entire legal and beneficial interest in the Purchased Shares and good, valid and marketable title to the Purchased Shares, free and clear of all Liens (other than those imposed by applicable securities Laws or the Company’s Organizational Documents or those incurred by Pubco), will pass to Pubco.

7.4  Governmental Approvals. No Consent of or with any Governmental Authority on the part of the Seller is required to be obtained or made in connection with the execution, delivery or performance by the Seller of this Agreement or any Ancillary Documents or the consummation by the Seller of the Transactions other than (a) such filings as expressly contemplated by this Agreement, (b) pursuant to Antitrust Laws, (c) any filings required with Nasdaq or the SEC with respect to the Transactions, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to materially impair or delay the ability of the Seller to consummate the Transactions.

7.5  Non-Contravention. The execution and delivery by the Seller of this Agreement and each Ancillary Document to which it is, or is required to be, a party or otherwise bound and the consummation by the Seller of the Transactions, and compliance by the Seller with any of the provisions hereof and thereof, will not, (a) contravene, conflict with or violate any provision of the Seller’s Organizational Documents, (b) contravene, conflict with or violate any Law, Order or Consent applicable to the Seller or any of its properties or assets or (c) (i) contravene, violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Seller under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Seller under, (viii) give rise to any obligation to obtain any third party consent or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Contract to which the Seller is a party or the Seller or its properties or assets are otherwise bound, except for any deviations from any of the foregoing clauses (a), (b) or (c) that has not had and would not reasonably be expected to materially impair or delay the ability of the Seller to consummate the Transactions. The governing or managing body or persons of the Seller has authorized the execution and delivery of this Agreement by the Seller and has approved this Agreement and the Transactions.

7.6  No Litigation. There is no Action pending or, to the Knowledge of the Seller, threatened, nor any Order is outstanding, against or involving the Seller, whether at law or in equity, before or by any Governmental Authority, which would reasonably be expected to materially and adversely affect the ability of the Seller to consummate the Transactions and discharge its obligations under this Agreement and the Ancillary Documents to which the Seller is or is required to be a party.

7.7  Investment Representations.

(a)  The Seller: (a) is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D under the Securities Act; (b) is the Exchange Shares for itself for investment purposes only, and not with a view towards any resale or distribution of such Exchange Shares; (c) has been advised and understands that the Exchange Shares (i) are being issued in reliance upon one or more exemptions from the registration requirements of the Securities Act and any applicable state securities Laws, (ii) have not been and shall not be registered under the Securities Act or any applicable state securities Laws and, therefore, must be held indefinitely and cannot be resold unless such Exchange Shares are registered under the Securities Act and all applicable state securities Laws, unless exemptions from registration are available and the Seller has complied with the requirements set forth in Section 7.7(b), and (iii) are subject to additional restrictions on transfer pursuant to the Seller’s Lock-Up Agreement (if applicable); (d) is aware that an investment in Pubco is a speculative investment and is subject to the risk of complete loss; and (e) acknowledges that except as set forth in the Amended Registration Rights Agreement and unless otherwise agreed, Pubco is under no obligation hereunder to register the Exchange Shares under the Securities Act. The Seller does not have any Contract with any Person to sell, transfer, or grant participations to such Person, or to any third Person, with respect to the Exchange Shares. By reason of the Seller’s business or financial experience, or by reason of the business or financial experience of the Seller’s “purchaser representatives” (as that term is defined in Rule 501(h) under the Securities Act), the Seller is capable of evaluating the risks and merits of an investment in Pubco and of protecting its interests in connection with this investment. The Seller has carefully read and understands all materials provided by or on behalf of Pubco, CAC or their respective Representatives to the Seller or the Seller’s Representatives pertaining to an investment in Pubco and has consulted, as the Seller has deemed advisable, with its own attorneys, accountants or investment advisors with respect to the investment contemplated hereby and its suitability for the Seller. The Seller acknowledges that the Exchange Shares are subject to dilution for events not under the control of the Seller. The Seller has completed its independent inquiry and has relied fully upon the advice of its own legal counsel, accountant, financial and other Representatives in determining the legal, tax, financial and other consequences of this Agreement and the Transactions and the suitability of this Agreement and the Transactions for the Seller and its particular circumstances, and, except as set forth herein, has not relied upon any representations or advice by Pubco, CAC or their respective Representatives. The Seller: (A) has been represented by independent counsel (or has had the opportunity to consult with independent counsel and has declined to do so); (B) has had the full right and opportunity to consult with the Seller’s attorneys and other advisors and has availed itself of this right and opportunity; (C) has carefully read and fully understands this Agreement in its entirety and has had it fully explained to it or him by such counsel; (D) is fully aware of the contents hereof and the meaning, intent and legal effect thereof; and (E) is competent to execute this Agreement and has executed this Agreement free from coercion, duress or undue influence.

(b)  In addition to the requirements of Section 7.7(a), the Seller understands and agrees that if the Exchange Shares are to be sold pursuant to an exemption from registration under the Securities Act, then (i) the Seller shall be required to have delivered to Pubco, at the cost of the Seller, an opinion of counsel that shall be in form, substance and scope customary for opinions of counsel in comparable transactions to the effect that the Exchange Shares to be sold or transferred may be sold or transferred pursuant to an exemption from such registration, which opinion shall be accepted by Pubco, (ii) the Exchange Shares are sold or transferred to an “affiliate” (as defined in Rule 144 promulgated under the Securities Act (or a successor rule) (“Rule 144”)) of the Seller who agree to sell or otherwise transfer the Exchange Shares only in accordance with this Section 7.7(b) and who is an accredited investor as such term is defined in Rule 501(a) of Regulation D under the Securities Act, (d) the Exchange Shares are sold pursuant to Rule 144, or (e) the Exchange Shares are sold pursuant to Regulation S under the Securities Act (or a successor rule), and the Seller shall have delivered to Pubco, at the cost of the Seller, an opinion of counsel that shall be in form, substance and scope customary for opinions of counsel in corporate transactions, which opinion shall be accepted by Pubco; (ii) any sale of such Exchange Shares made in reliance on Rule 144 may be made only in accordance with the terms of said Rule and further, if said Rule is not applicable, any re-sale of such Exchange Shares under circumstances in which the seller (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with some other exemption under the Securities Act or the rules and regulations of the SEC thereunder; and (iii) neither Pubco nor any other person is under any obligation to register such Exchange Shares under the Securities Act or any state securities Laws or to comply with the terms and conditions of any exemption thereunder (in each case).

(c)  The Seller understands that the Exchange Shares, until such time as the Exchange Shares have been registered under the Securities Act, or may be sold pursuant to Rule 144 or Regulation S without any restriction as to the number of securities as of a particular date that can then be immediately sold, the Exchange Shares may bear a standard Rule 144 legend and a stop-transfer order may be placed against transfer of the certificates for such Exchange Shares.

7.8  Finders and Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from CAC, Pubco, the Target Companies or any of their respective Affiliates in connection with the Transactions based upon arrangements made by or on behalf of the Seller.

7.9  Information Supplied. None of the information supplied or to be supplied by the Seller expressly for inclusion or incorporation by reference: (a) in any Annual Report on Form 10-K or 20-F, any Current Report on Form 8-K or 6-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to CAC’s or Pubco’s shareholders and/or prospective investors with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Seller expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Filing and the Closing Press Release will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Seller does not make any representation, warranty or covenant with respect to any information supplied by or on behalf of CAC or its Affiliates.

7.10  Independent Investigation. The Seller has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of CAC, Pubco and Merger Sub and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of CAC, Pubco and Merger Sub for such purpose. The Seller acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the Transactions, it has relied solely upon its own investigation and the express representations and warranties of CAC, Pubco and Merger Sub set forth in this Agreement (including the related portions of the CAC Disclosure Schedules) and in any certificate delivered to the Seller pursuant hereto, and the information provided by or on behalf of CAC, Pubco or Merger Sub for the Registration Statement; and (b) none of CAC, Pubco, Merger Sub or their respective Representatives have made any representation or warranty as to CAC, Pubco, Merger Sub or this Agreement, except as expressly set forth in this Agreement (including the related portions of the CAC Disclosure Schedules) or in any certificate delivered to the Seller pursuant hereto.

7.11  Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article VII (as modified by the Company Disclosure Schedules) or as set forth in an Ancillary Document, the Seller has not made or does not make any representation or warranty, whether express or implied with respect to the Seller or its businesses, operations, assets or Liabilities, or the Transactions, and the Seller hereby expressly disclaims any other representations or warranties, whether implied or made by the Seller or any of its Representatives.

ARTICLE VIII
COVENANTS

8.1  Access and Information.

(a)  During the period from the Signing Date and continuing until the earlier of the termination of this Agreement in accordance with Section 10.1 or the Closing (the “Interim Period”), subject to Section 8.13, each of the Company, Pubco and Merger Sub (the “Company Entities”) shall give, and shall cause their respective Representatives to give, CAC and its Representatives, at reasonable times during normal business hours and upon reasonable advance notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, books and records, financial and operating data and other similar information, of or pertaining to the Company Entities as CAC or its Representatives may reasonably request regarding the Company Entities and their respective businesses, assets, Liabilities, financial condition, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any) in each case, if the financial statements or other documents already exist) and cause each of the Representatives of any Company Entity to reasonably cooperate with CAC and its Representatives in their investigation; provided, however, that CAC and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Company Entities. CAC hereby agrees that, during the Interim Period, it shall not contact any employee (other than executive officers), customer, supplier, distributor or other material business relation of any Company Entity regarding any Company Entity, its business or the Transactions and the Ancillary Documents without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, the Company Entities shall not be required to provide access to any information (i) that is personally identifiable information of a third party which is prohibited from being disclosed pursuant to the terms of a written confidentiality agreement with a third party, (ii) the disclosure of which would violate any Law, (iii) the disclosure of which would constitute a waiver of attorney-client, attorney work product or other legal privilege or (iv) which primarily relates to the negotiations of this Agreement or the Transactions.

(b)  During the Interim Period, subject to Section 8.13, CAC shall give, and shall cause its Representatives to give, the Company Entities and their respective Representatives, at reasonable times during normal business hours and upon reasonable advance notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, books and records, financial and operating data and other information, of or pertaining to CAC or its Subsidiaries, as the Company Entities or their respective Representatives may reasonably request regarding CAC, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any) in each case, if the financial statements or other documents already exist) and cause each of CAC’s Representatives to reasonably cooperate with the Company Entities and their respective Representatives in their investigation; provided, however, that the Company Entities and their Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of CAC or any of its Subsidiaries. Notwithstanding the foregoing, CAC shall not be required to provide access to any information (i) that is personally identifiable information of a third party which is prohibited from being disclosed pursuant to the terms of a written confidentiality agreement with a third party, (ii) the disclosure of which would violate any Law, (iii) the disclosure of which would constitute a waiver of attorney-client, attorney work product or other legal privilege or (iv) which primarily relates to the negotiations of this Agreement or the Transactions.

8.2  Conduct of Business of the Company Entities and the Seller.

(a)  Unless CAC shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or any Ancillary Document (including the Financing Agreements), as set forth on Schedule 8.2, or as required by applicable Law, the Company Entities shall, and shall cause their respective Subsidiaries to, use commercially reasonable efforts necessary or appropriate to (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply in all material respects with all Laws applicable to the Company Entities and their respective businesses, assets and employees, and (iii) preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice; provided, that no action by any Company Entity with respect to matters specifically prohibited or restricted by any provision of Section 8.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Section 8.2(b).

(b)  Without limiting the generality of Section 8.2(a) and except as contemplated by the terms of this Agreement or any Ancillary Document (including the Financing Agreements), as set forth on Schedule 8.2, or as required by applicable Law, during the Interim Period, without the prior written consent of CAC (such consent not to be unreasonably withheld, conditioned or delayed), none of the Company Entities shall, and each shall cause their respective Subsidiaries to not:

(i)  amend, waive or otherwise change, in any material respect, its Organizational Documents;

(ii)  authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii)  split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv)  (A) incur, create, prepay, assume or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $1,000,000 in the aggregate, (B) make a loan or advance to or investment in any third party, except for an advancement of expenses to employees in the ordinary course of business, or (C) guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $1,000,000 in the aggregate, in each case, except for hedging or over-the-counter derivatives transactions in the ordinary course of business;

(v)  increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, or make or commit to make any material bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Company Benefit Plan with, for or in respect of any current consultant, officer, manager, director or employee, in each case other than as required by applicable Law, pursuant to the terms of any Benefit Plans or Contract or in the ordinary course of business consistent with past practice;

(vi)  except as required by applicable Law, (A) make or rescind any material election relating to Taxes, (B) settle any material Action relating to Taxes, (C) other than in the ordinary course, file any material amended Tax Return or claim for a material refund, or (D) make any material change in its accounting or Tax policies or procedures, except as required by applicable Law or in compliance with GAAP;

(vii)  terminate, or waive or assign any material right under any Company Material Contract or enter into any Contract that would be a Company Material Contract, in any case outside of the ordinary course of business consistent with past practice;

(viii)  establish any Subsidiary that is not directly or indirectly wholly-owned or enter into any new line of business;

(ix)  revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with such Party’s outside auditors;

(x)  waive, release, assign, settle or compromise any claim or Action (including any Action relating to this Agreement or the Transactions but excluding any Action between two or more Parties as required to enforce this Agreement or any Party’s rights or obligations hereunder), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, such Party or its Affiliates) not in excess of $750,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Company Financials or the consolidated financial statements of Pubco, as applicable;

(xi)  close or materially reduce its activities, or effect any material layoff or other material personnel reduction or change, at any of its facilities;

(xii)  acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets in each case, except for transactions in the ordinary course of business;

(xiii)  make any capital expenditures in excess of $2,000,000 in the aggregate;

(xiv)  adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or complete any such plan or the transactions set forth therein;

(xv)  voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $2,000,000 in the aggregate, other than pursuant to the terms of a Company Material Contract or other Contract not required to be disclosed as a Company Material Contract in existence as of the Signing Date or entered into in the ordinary course of business or in accordance with the terms of this Section 8.2 during the Interim Period, or pursuant to a Company Benefit Plan;

(xvi)  sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights, other than licensing of Intellectual Property in the ordinary course of business, or suffer or incur any Lien on any their respective assets in excess of $1,000,000 in the aggregate;

(xvii)  enter into any agreement, understanding or arrangement with respect to the voting of equity securities of any Company Entity;

(xviii)  take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xix)  enter into, amend, waive or terminate (other than termination in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

(xx)  authorize or agree to do any of the foregoing actions.

(c)  Without limiting Sections 8.2(a) and 8.2(b), during the Interim Period, without the prior written consent of CAC, (i) the Company shall not issue any Company Shares, and (ii) the Seller shall not sell, transfer or dispose of any Company Shares owned by the Seller, in either case of clauses (i) and (ii), unless the recipient or transferee of such Company Shares (the “New Seller”) executes and delivers to CAC, the Company, the Seller and Pubco a joinder agreement, in form and substance reasonably acceptable to CAC, the Company, the Seller and Pubco (a “Joinder Agreement”), to become bound by the terms and conditions of this Agreement that apply to the Seller hereunder, as well as any Ancillary Documents which such New Seller would have been required to be a party or bound if such New Seller was a holder of Company Shares on the Signing Date or to which the Seller is otherwise a party or bound. The Parties agree that the representations and warranties of the Seller and the Company in this Agreement (including the matters set forth in the Company Disclosure Schedules) shall automatically be adjusted to account for the addition of the New Seller and the issuance and/or transfer of Company Shares to the New Seller, subject to the terms and conditions of, and disclosures set forth in, the Joinder Agreement, and the foregoing shall not be deemed to be a breach of their respective representations and warranties in this Agreement.

8.3  Conduct of Business of CAC.

(a)  Unless the Company and Pubco shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or any Ancillary Document or as set forth on Schedule 8.3, or as required by applicable Law, CAC shall, and shall cause its Subsidiaries to, use commercially reasonable efforts necessary or appropriate to (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to CAC and its Subsidiaries and their respective businesses, assets and employees, and (iii) preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice; provided, that no action by CAC with respect to matters specifically prohibited or restricted by any provision of Section 8.3(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Section 8.3(b).

(b)  Without limiting the generality of Section 8.3(a) and except as contemplated by the terms of this Agreement (including as contemplated by any Transaction Financing) or any Ancillary Document or as set forth on Schedule 8.3, or as required by applicable Law, during the Interim Period, without the prior written consent of the Company and Pubco (such consent not to be unreasonably withheld, conditioned or delayed), CAC shall not, and shall cause its Subsidiaries to not:

(i)  amend, waive or otherwise change, in any respect, its Organizational Documents, except in connection with any CAC Extension;

(ii)  authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii)  split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv)  incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $300,000 (individually or in the aggregate), make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person;

(v)  make or rescind any material election relating to Taxes, settle any material Action relating to Taxes, file any amended Tax Return or claim for material refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vi)  amend, waive or otherwise change the Trust Agreement in any manner adverse to CAC or CAC’s ability to consummate the Transactions;

(vii)  terminate, waive or assign any material right under any material agreement to which it is a party;

(viii)  fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(ix)  establish any Subsidiary or enter into any new line of business;

(x)  fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(xi)  revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP, and after consulting CAC’s outside auditors;

(xii)  waive, release, assign, settle or compromise any claim or Action (including any Action relating to this Agreement or the Transactions but excluding any Action between two or more Parties as required to enforce this Agreement or any Party’s rights or obligations hereunder), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, CAC or its Subsidiary) not in excess of $100,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the CAC Financials;

(xiii)  acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xiv)  make capital expenditures in excess of $100,000 individually for any project (or set of related projects) or $200,000 in the aggregate;

(xv)  adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or complete any such plan or the transactions set forth therein (other than with respect to the Merger);

(xvi)  voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $100,000 individually or $200,000 in the aggregate other than pursuant to the terms of a Contract in existence as of the Signing Date or entered into in the ordinary course of business or in accordance with the terms of this Section 8.3 during the Interim Period, or as otherwise expressly contemplated in this Agreement;

(xvii)  sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xviii)  enter into any agreement, understanding or arrangement with respect to the voting of its equity securities;

(xix)  take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or

(xx)  authorize or agree to do any of the foregoing actions.

8.4  Annual and Interim Financial Statements.

(a)  The Company shall use its commercially reasonable efforts to deliver the Audited Company Financials and the Interim Company Financials to CAC (i) as promptly as practicable after the Signing Date and (ii) prior to November 30, 2025.

(b)  During the Interim Period, within sixty (60) days following the end of each three-month quarterly period completed after the Signing Date, the Company shall deliver to CAC an unaudited quarterly consolidated income statement and consolidated balance sheet of the Target Companies for the applicable quarterly period. From the Signing Date through the Closing Date, the Company will also promptly deliver to CAC copies of any audited consolidated financial statements of the Target Companies that the Target Companies’ certified public accountants may issue.

8.5  CAC Public Filings. During the Interim Period, CAC will keep current with its reporting obligations pursuant to the Securities Act and the Exchange Act and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws, and shall use its commercially reasonable efforts to maintain the listing of the CAC Units, CAC Ordinary Shares and the CAC Rights on the Nasdaq Global Market; provided, that the Parties acknowledge and agree that from and after the Closing, the Parties intend to list on Nasdaq only the Pubco Ordinary Shares.

8.6  No Solicitation.

(a)  For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to any Company Entity, the Seller and their respective Affiliates, a transaction (other than the Transactions) concerning the sale of (x) all or substantially all of the business or assets of the Target Companies, taken as a whole (other than in the ordinary course of business consistent with past practice), or (y) a majority of the shares or other equity interests or profits of the Target Companies, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise, and in each case, other than transfers of the Purchased Shares to an Affiliate of the Seller who becomes a New Seller, and (B) with respect to CAC and its Affiliates, a transaction (other than the Transactions) concerning a Business Combination for CAC.

(b)  During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the Transactions, each Party shall not, and shall cause its Representatives not to, without the prior written consent of the Company, Pubco and CAC, directly or indirectly, (i) solicit, initiate or knowingly facilitate or assist the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement in furtherance of any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.

(c)  Each Party shall notify the others as promptly as practicable (and in any event within 72 hours) orally and in writing of the receipt by such Party or any of its Representatives of any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that would reasonably be expected to result in an Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information, each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

8.7  No Trading. The Company Entities and the Seller each acknowledge and agree that each of them is aware, and that their respective Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of CAC, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company Entities and the Seller each hereby agree that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of CAC, communicate such information to any third party, take any other action with respect to CAC in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

8.8  Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) receives any written notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is required in connection with the Transactions or (ii) any material non-compliance with any Law by such Party or its Affiliates; (b) receives any material written notice or other written communication from any Governmental Authority in connection with the Transactions; or (c) becomes aware of the commencement or threat, in writing, of any material Action against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party with respect to the consummation of the Transactions. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

8.9  Efforts.

(a)  Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the Transactions (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the Transactions.

(b)  In furtherance and not in limitation of Section 8.9(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, as applicable, at such Party’s sole cost and expense, with respect to the Transactions as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the Transactions under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c)  As soon as reasonably practicable following the Signing Date, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the Transactions and shall use all commercially reasonable efforts to have such Governmental Authorities approve the Transactions. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the Transactions, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the Transactions, whether prior to the Closing or after the Closing, each Party shall arrange for one or more Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the Transactions under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the Transactions or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the Transactions, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the Transactions and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the Transactions, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions or the Ancillary Documents.

(d)  Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the Transactions or required as a result of the execution or performance of this Agreement, or the consummation of the Transactions, by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts. With respect to Pubco, during the Interim Period, the Company, Pubco and Merger Sub shall take all reasonable actions necessary to cause Pubco to qualify as “foreign private issuer” as such term is defined under Exchange Act Rule 3b-4 and to maintain such status through the Closing.

8.10  Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the Transactions as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

8.11  The Registration Statement.

(a)  As promptly as practicable after the Signing Date, CAC and Pubco shall jointly prepare, and Pubco shall file with the SEC (at the sole cost and expense of Pubco with respect to any applicable SEC filing fees and/or registration fees, subject to Section 10.3) a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Pubco Shares to be issued under this Agreement to (i) the holders of CAC Securities prior to the Effective Time and the Seller, and (ii) Seller, which Registration Statement will also contain a proxy statement of CAC (as amended, the “Proxy Statement”) for the purpose of soliciting proxies or votes from CAC shareholders for the matters to be acted upon at the CAC Shareholder Meeting and providing the Public Shareholders an opportunity in accordance with CAC’s Organizational Documents and the IPO Prospectus to have their CAC Ordinary Shares redeemed (the “Closing Redemption”, and such CAC Ordinary Shares validly redeemed in the Closing Redemption, the “Redeemed Shares) in conjunction with the shareholder vote on the Shareholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from CAC shareholders to vote, at an extraordinary general meeting of CAC shareholders to be called and held for such purpose (the “CAC Shareholder Meeting”), in favor of resolutions approving (A) the adoption and approval of this Agreement and the Transactions (including, to the extent required, the issuance of the Exchange Shares and any securities in any Transaction Financing), by the holders of CAC Ordinary Shares in accordance with CAC’s Organizational Documents, the Cayman Companies Act and the rules and regulations of the SEC and Nasdaq, (B) the Merger and the entry by CAC into the Plan of Merger, (C) to the extent required by the Federal Securities Laws or the Laws of the Cayman Islands, the British Virgin Islands, the adoption of the Amended Pubco M&A and the Amended CAC M&A (including the change of authorized share capital of CAC to that of the Merger Sub immediately prior to the Effective Time), (D) the adoption and approval of a new equity incentive plan for Pubco (the “Pubco Equity Plan”), which Pubco Equity Plan will (I) be in form and substance reasonably acceptable to the Company, Pubco and CAC, (II) provide that the total awards under the Pubco Equity Plan will be a number of Pubco Ordinary Shares equal to fifteen percent (15%) of the Pubco Fully-Diluted Shares immediately after the Closing, (III) contain an annual “evergreen” provision to increase to the size of the award pool under the Pubco Equity Plan on the first day of each calendar year by an amount equal to five percent (5%) of the Pubco Fully-Diluted Shares on such day (subject to a maximum of total awards under the Pubco Equity Plan equal to fifteen percent (15%) of the Pubco Fully-Diluted Shares on such day), and (IV) include a full ratchet anti-dilution provision increasing the size of the award pool under the Pubco Equity Plan for any future securities issued by Pubco after the Closing, such that the total awards under the Pubco Equity Plan will always be at least equal to fifteen percent (15%) of the Pubco Fully-Diluted Shares as of the time of any such future securities issuance, (E) the adoption and approval of an employee share purchase program in form and substance reasonably acceptable to the Company, Pubco and CAC (the “Pubco ESPP”), with the number of Pubco Ordinary Shares reserved under the Pubco ESPP to be equal to two percent (2%) of the Pubco Fully-Diluted Shares immediately after the Closing, (F) the appointment of the members of the Post-Closing Pubco Board, in each case in accordance with Section 8.14 hereof, (G) the approval of the amendment to the lock-up period applicable to the Founder Shares set forth in the Insider Letter Amendment, (H) such other matters as the Company, Pubco and CAC shall hereafter mutually determine to be necessary or appropriate in order to effect the Transactions (the approvals described in foregoing clauses (A) through (H), collectively, the “Shareholder Approval Matters”), (I) an amendment to the CAC Charter, effective prior to the Closing, to remove the references to the $5,000,001 net tangible assets requirements set forth in Sections 37.2(b), 37.5, 37.6 or 37.8 of the CAC Charter (the “NTA Amendment”), and (J) the adjournment of the CAC Shareholder Meeting, if necessary or desirable in the reasonable determination of CAC.

(b)  CAC, acting through the CAC Board (or a committee thereof), shall (i) make the CAC Recommendation and include the CAC Recommendation in the Proxy Statement, (ii) use its commercially reasonable efforts to solicit from its shareholders proxies or votes in favor of the approval of the Shareholder Approval Matters, and (iii) take all other action necessary or advisable to secure the approval of the Shareholder Approval Matters. The CAC Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, fail to make, qualify or modify, or publicly propose to change, withdraw, withhold, fail to make, qualify or modify, the CAC Recommendation. Without the prior written consent of the Company, CAC shall not be entitled to postpone or adjourn the CAC Shareholder Meeting except: (i) to the extent required by applicable Law; (ii) to ensure that any supplement or amendment to the Proxy Statement that CAC has determined in good faith is required by applicable Law is disclosed to CAC shareholders with sufficient time prior to the CAC Shareholder Meeting for CAC shareholders to consider the disclosures contained in such supplement or amendment; (iii) if, as of the time for which the CAC Shareholder Meeting is scheduled (as set forth in the Proxy Statement or its supplement), there are insufficient CAC Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the CAC Shareholder Meeting; or (iv) in order to solicit additional proxies from CAC shareholders required to obtain the Required CAC Shareholder Approval; provided, that, in the event of a postponement or adjournment, the CAC Shareholder Meeting shall be reconvened as promptly as practicable following such time as the matter causing the postponement or adjournment has been resolved and CAC may make one or more successive postponements or adjournments of the CAC Shareholder Meeting in accordance with the terms of this Agreement; provided, further that, such postponement or adjournment cannot extend more than five (5) Business Days in the aggregate without the Company’s prior written consent.

(c)  In connection with the Registration Statement, CAC and Pubco will file with the SEC financial and other information about the Transactions in accordance with applicable Law, CAC’s Organizational Documents, Pubco’s Organizational Documents, the Laws of the British Virgin Islands, the Cayman Islands and the rules and regulations of the SEC and Nasdaq. CAC and Pubco shall cooperate and provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto, and will obtain the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed), in any case, prior to filing the same with the SEC. The Company Entities shall provide CAC with such reasonable information concerning the Company Entities and their respective Subsidiaries and their equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto.

(d)  CAC and Pubco shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the CAC Shareholder Meeting and the Closing Redemption. Each of CAC, Pubco and the Company shall, and shall cause their respective Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the other Parties and their respective Representatives in connection with the drafting of the public filings with respect to the Transactions, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such Party has become aware that such information has become false or misleading in any material respect or as otherwise required by applicable Laws. CAC and Pubco shall amend or supplement the Registration Statement and Pubco shall (at the sole cost and expense of CAC) file the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to CAC’s shareholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and CAC’s Organizational Documents; provided, that neither CAC nor Pubco shall amend or supplement the Registration Statement without the prior written consent of the Company, not to be unreasonably withheld, conditioned or delayed.

(e)  CAC and Pubco, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use their commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. CAC and Pubco shall provide the Company with copies of any written comments, and shall inform the Company of any material oral comments, that CAC, Pubco or their respective Representatives receive from the SEC or its staff with respect to the Registration Statement, the CAC Shareholder Meeting and the Closing Redemption promptly after the receipt of such comments and shall give the Company a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments and shall consider any such comments in good faith and shall use commercially reasonable efforts to accept all reasonable additions, deletions or changes suggested by the other Parties and their counsel in connection therewith.

(f)  As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, CAC and Pubco shall distribute the Registration Statement to CAC’s shareholders and, CAC shall call the CAC Shareholder Meeting in accordance with the Cayman Companies Act for a date as promptly as practicable, but in no event later than thirty (30) days, after the Registration Statement Effective Date.

(g)  If CAC's shareholders approve the NTA Amendment at the CAC Shareholder Meeting, then promptly after the CAC Shareholder Meeting and prior to the Closing, CAC shall amend the CAC Charter in accordance with the amendments contemplated by the NTA Amendment.

(h)  CAC and Pubco shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, CAC’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the CAC Shareholder Meeting and the Closing Redemption.

8.12  Public Announcements.

(a)  The Parties agree that, during the Interim Period, no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the Transactions shall be issued by any Party or any of their Affiliates without the prior written consent (not be unreasonably withheld, conditioned or delayed) of CAC, Pubco and the Company, except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b)  The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release (but in any event within four (4) Business Days after the execution of this Agreement), CAC shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with a draft of which provided to the Company for review, comment and approval no later than two (2) Business Days after the execution of this Agreement). The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the Transactions (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, Pubco shall file a current report on Form 6-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which CAC shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the Transactions, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the Transactions, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/ or any Governmental Authority in connection with the Transactions.

8.13  Confidential Information.

(a)  The Company Entities and the Seller agree that during the Interim Period and, in the event this Agreement is terminated in accordance with Article X, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any CAC Confidential Information that is provided to such Person or its Representatives, and will not use for any purpose (except in connection with the consummation of the Transactions or the Ancillary Documents, performing their obligations hereunder or thereunder or enforcing their rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the CAC Confidential Information without CAC’s prior written consent; and (ii) in the event that the Company Entities, the Seller or any of their respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article X, for a period of two (2) years after such termination, becomes legally compelled to disclose any CAC Confidential Information, (A) provide CAC to the extent legally permitted with prompt written notice of such requirement so that CAC or an Affiliate thereof may seek, at CAC’s sole cost and expense, a protective Order or other remedy or waive compliance with this Section 8.13(a), and (B) in the event that such protective Order or other remedy is not obtained, or CAC waives compliance with this Section 8.13(a), furnish only that portion of such CAC Confidential Information which is legally required to be provided and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such CAC Confidential Information. In the event that this Agreement is terminated and the Transactions are not consummated, the Company Entities and the Seller shall, and shall cause their respective Representatives to, promptly deliver to CAC or destroy (at CAC’s election) any and all copies (in whatever form or medium) of CAC Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company Entities and Seller and their respective Representatives shall be entitled to (i) disclose any and all CAC Confidential Information to the extent required by the Federal Securities Laws, and (ii) keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any CAC Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.

(b)  CAC hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article X, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Company Confidential Information that is provided to such Person or its Representatives, and will not use for any purpose (except in connection with the consummation of the Transactions or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that CAC or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article X, for a period of two (2) years after such termination, becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 8.13(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 8.13(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the Transactions are not consummated, CAC shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at the Company’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon. Notwithstanding the foregoing, CAC and its Representatives shall be permitted to disclose any and all Company Confidential Information to the extent required by the Federal Securities Laws, and (y) CAC shall, and shall cause its Representatives to, treat and hold in strict confidence any Trade Secret of the Company disclosed to such Person until such information ceases to be a Trade Secret, subject to any disclosure as may be required pursuant to clause (ii) of the first sentence of this Section 8.13(b).

(c)  For the avoidance of doubt, the obligations set forth in this Section 8.13 are in addition to and shall not supersede any continuing obligations with respect to any CAC Confidential Information or Company Confidential Information under any existing confidentiality agreements.

8.14  Post-Closing Board of Directors and Executive Officers.

(a)  The Parties shall take all necessary action, including causing the directors of the Pubco to resign, so that effective as of the Closing, Pubco’s board of directors (the “Post-Closing Pubco Board”) will consist of (i) six (6) members designated by the Company and (ii) one (1) member designated by CAC prior to the Closing who qualifies as an independent director under Nasdaq rules (the “CAC Director”). Pursuant to the Amended Pubco M&A as in effect as of the Closing, the Post-Closing Pubco Board will be a classified board with three (3) classes of directors, with (I) one class of directors, the Class I Directors (consisting of two (2) directors), initially serving a one (1) year term, such initial term effective from the Closing until the first annual meeting of Pubco shareholders after the Closing (but any subsequent Class I Directors serving a three (3) year term), (II) a second class of directors, the Class II Directors (consisting of two (2) directors, including the CAC Director), initially serving a two (2) year term, such initial term effective from the Closing until the second annual meeting of the Pubco shareholders after the Closing (but any subsequent Class II Directors serving a three (3) year term), and (III) a third a class of directors, the Class III Directors (consisting of three (3) directors) serving a three (3) year term, such term effective from the Closing until the third annual meeting of the Pubco shareholders after the Closing. The Company shall designate the class of each director on the Post-Closing Pubco Board prior to the Closing. In accordance with the Amended Pubco M&A, no director on the Post-Closing Pubco Board may be removed without cause. Notwithstanding the foregoing, as a condition to his or her appointment, the CAC Director will agree in writing with Pubco and the Seller to resign from the Pubco Board of Directors at the written request of Pubco or the Seller at any time that the Sponsor and its Affiliates fail to collectively own at least twenty-five percent (25%) of the number of Pubco Ordinary Shares owned by the Sponsor and its Affiliates immediately after the Closing. At or prior to the Closing, Pubco will provide each member of the Post-Closing Pubco Board with a customary director indemnification agreement, in form and substance reasonably acceptable to such members of the Post-Closing Pubco Board.

(b)  The Parties shall take all action necessary, including causing the executive officers of Pubco to resign, so that the individuals serving as the chief executive officer and chief financial officer, respectively, of Pubco immediately after the Closing will be the same individuals (in the same office) as that of the Company immediately prior to the Closing (unless, at its sole discretion, the Company desires to appoint another qualified person to either such role, in which case, such other person identified by the Company shall serve in such role).

8.15  Indemnification of Directors and Officers; Tail Insurance.

(a)  The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors, managers and officers of each Company Entity and CAC and each Person who served as a director, manager, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the applicable Party (the “D&O Indemnified Persons”) as provided in such Party’s Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and such Party, in each case as in effect on the Signing Date, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, Pubco shall cause the Organizational Documents of each Company Entity and CAC to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the Signing Date in the Organizational Documents of the applicable Party to the extent permitted by applicable Law. The provisions of this Section 8.15 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b)  For the benefit of the D&O Indemnified Persons, prior to the Effective Time CAC shall obtain and fully pay the premium for a “tail” insurance policy (at CAC’s sole cost) that provides coverage for up to a six-year period from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Tail Insurance”). Pubco and CAC shall, for a period of six (6) years after the Effective Time, maintain the D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and Pubco and CAC shall timely pay or cause to be paid all premiums with respect to the D&O Tail Insurance. The D&O Indemnified Persons are intended third party beneficiaries of this Agreement for purposes of this Section 8.15 and shall have the right to enforce this Section 8.15 as though a party to this Agreement.

8.16  Use of Proceeds; Payment of CAC Expenses.

(a)  The Parties agree that after the Closing, the funds in the Trust Account, after taking into account payments for the Closing Redemption, any remaining funds left in CAC’s operating account or other bank or brokerage accounts, and any proceeds received by CAC or Pubco from any Transaction Financing shall be used as follows: (i) payment of Transaction Expenses of the Parties, (ii) payment of any other Liabilities owed by CAC as of the Closing, including unpaid administrative expenses and any working capital loans owed to the Sponsor (or any officer or director of CAC) as of the Closing (including any Extension Payments made by the Sponsor) and the Company Note and (iii) in the event that, after the payment of (i) set forth above, there is cash remaining, the remaining cash will be maintained by Pubco or the Company to be used for working capital and general corporate purposes of Pubco and the Company. Notwithstanding the foregoing, CAC’s Transaction Expenses and other Liabilities incurred by CAC prior to the Closing, as described in the foregoing clause (ii), whether incurred prior to, on or after the Signing Date and whether paid or payable in cash or newly issued securities of Pubco, CAC or the Company, including the Sponsor’s portion of any Extension Payments, but excluding any placement agent fees for any Transaction Financing (the “CAC Expenses”), shall not exceed at total of $1.6 million (the “CAC Expense Cap”). In the event that the CAC Expenses as set forth in the Closing Statement are in excess of the CAC Expense Cap, the Sponsor will (pursuant to the Sponsor Support Agreement), at the Sponsor’s election, either pay such excess amounts in cash at the Closing or forfeit a number of Founder Shares worth such excess amount (with the Founder Shares valued for such purposes at Five U.S. Dollars ($5.00) per share). Notwithstanding anything to the contrary contained in this Agreement or in the Sponsor Support Agreement, upon the final mutual agreement of the Closing Statement by CAC and the Company in accordance with Section 3.2, the Sponsor will have no further obligations or Liabilities (or rights) after the Closing with respect to CAC Expenses in excess of the CAC Expense Cap, except for Fraud Claims against CAC or the Sponsor.

(b)  In the event that prior to Closing CAC exhausts its working capital as of the Signing Date, the Company shall provide loans to CAC to cover its reasonable and documented out-of-pocket costs and expenses incurred in connection with the Business Combination (including costs and expenses related to Transaction Financing or incurred to satisfy the minimum Nasdaq round lot requirements, but excluding the 50% portion of the Extension Payments for which the Company is responsible), subject to an aggregate cap of $900,000. Any such loans shall be evidenced by a promissory note (the “Company Note”) with terms and conditions substantially consistent with those of the note to be issued to the Sponsor for working capital loans as described in the IPO Prospectus (and in any event on terms and conditions no worse than any promissory notes issued to the Sponsor prior to the date of such Company Note), and the Company Note shall be for the benefit of the Seller; provided, that the Company Note will (i) require all obligations of CAC thereunder to also become immediately due and payable upon termination of this Agreement for any reason other than by CAC pursuant to Section 10.1(e), and (ii) provide that in the event of a termination of this Agreement by CAC pursuant to Section 10.1(e), the obligations under the Company Note shall be satisfied by CAC upon the consummation of a Business Combination by CAC with a Person other than the Company or its Affiliates by either, at the sole election of CAC, repayment in cash or delivery of common or ordinary shares of the post-closing public company at a price per share equal to the lesser of (x) Five U.S. Dollars ($5.00) and (y) fifty percent (50%) of the per share value attributed to the post-closing public company common or ordinary shares issued to target company equity holders in such Business Combination. For the avoidance of doubt, if the Closing occurs, the proceeds of the Company Note shall be payable at the Closing to the Seller, who shall receive either cash or additional Pubco Ordinary Shares at the Closing, as determined by the Seller.

8.17  Redemptions; Transaction Financing.

(a)  During the Interim Period, CAC will use its commercially reasonable efforts to minimize the amount of funds in the Trust Account that are redeemed by Public Shareholders in any Redemption, subject to Section 8.19.

(b)  Without limiting anything to the contrary contained in this Agreement, during the Interim Period, CAC, the Company and Pubco shall use their commercially reasonable efforts to seek and enter into financing agreements (“Financing Agreements”) for an aggregate of at least $10 million in proceeds on such terms and structuring, and using such strategy, placement agents and approach, as CAC and the Company shall mutually agree (collectively, the “Transaction Financing”), and CAC, the Company and Pubco shall, and shall cause their respective Representatives to, reasonably cooperate with the others in connection with such Financing Agreements. The Transaction Financing may be structured as common equity, convertible preferred equity, convertible debt, non-redemption or backstop arrangements with respect to the Trust Account and/or other sources of cash proceeds to be received at or prior to the Closing, in each case, whether such investment is into CAC, the Company or Pubco.

(c)  Except to the extent permitted pursuant to the terms of the Financing Agreements or otherwise approved in writing by the Company and CAC, and except for any of the following actions that would not materially increase conditionality or impose any new material obligation on the Company, Pubco or CAC, during the Interim Period CAC, the Company and Pubco shall not (i) reduce the committed investment amount to be received by CAC, Pubco or the Company under any Financing Agreement or reduce or impair the rights of CAC, the Company or Pubco under any Financing Agreement or (ii) permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Financing Agreements, in each case, other than any assignment or transfer contemplated therein or expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision). CAC, Pubco and the Company shall use their reasonable best efforts to consummate the Transaction Financing in accordance with the Financing Agreements.

8.18  Nasdaq Listing. CAC, Pubco and the Company shall use their respective reasonable best efforts to cause, as promptly as practicable after the Signing Date, but in no event later than the Closing Date: (a) Pubco’s initial listing application with either the Nasdaq Global Market or the Nasdaq Capital Market, as elected by the Company (the “Applicable Nasdaq Market”) in connection with the Transactions to have been approved; (b) Pubco to satisfy all applicable initial and continuing listing requirements of the Applicable Nasdaq Market (provided, that, without limiting the obligations of Pubco, the Company and the Seller with respect to the Seller Distribution, CAC, Pubco and the Company shall use their reasonable best efforts to and take all reasonable actions necessary to ensure that Pubco has a sufficient number of shareholders to meet the initial listing requirements of the Applicable Nasdaq Market and any costs or expenses incurred to comply with this exchange requirement shall be for the account of the CAC and shall be a CAC Expense); and (c) the Pubco Ordinary Shares to have been approved for listing on the Applicable Nasdaq Market, subject to official notice of issuance. For the avoidance of doubt, the provisions of this Section 8.18 shall not affect the rights of the Seller to make the Seller Distribution in its sole discretion, and in such amounts (up to a maximum of ten percent (10%) of the total Exchange Shares) as determined by the Seller in its sole discretion.

8.19  CAC Extensions.

(a)  CAC agrees that at the written request of the Company provided to CAC at any time on or after November 24, 2025 (or at the election of CAC at any time), CAC will prepare and file with the SEC as promptly as practicable thereafter a preliminary proxy statement of CAC (as such filing is amended or supplemented, the “Extension Proxy Statement”) for the purposes of, among other matters, (i) soliciting proxies from CAC’s shareholders to obtain the requisite approval for the amendment of the CAC Charter to extend CAC’s current deadline for consummating a Business Combination of January 22, 2026 for six (6) monthly automatic one month extensions at CAC’s election (without further approval by CAC’s shareholders) by paying a certain mutually agreed upon amount to the Trust Account, with the last monthly extension ending July 22, 2026 (the “Extended Deadline Date” and such extension, the “Initial CAC Extension”), to be voted on at an extraordinary meeting of the holders of CAC Ordinary Shares to be called and held for such purpose (the “Extension Meeting”), and (ii) providing the holders of CAC Ordinary Shares with the opportunity to redeem their respective CAC Ordinary Shares in connection with such proxy solicitation in accordance with the CAC Charter (the “Extension Redemption” and each of the Closing Redemption and the Extension Redemption, a “Redemption”). In connection with the preparation of the Extension Proxy Statement, the Company and CAC will discuss in good faith and agree on the amount of any payments that should be made by CAC to the Trust Account to incentivize Public Shareholders not to redeem their CAC Ordinary Shares in connection with the Extension Redemption, including the amount payable for each monthly extension (the “Extension Payments”); provided, that the amount of the Extension Payments will not be less than the amount that such parties determine in good faith are reasonably necessary to avoid redemptions in the Extension Redemption being significant enough to cause CAC Ordinary Shares to be delisted from Nasdaq. Each of the Company and the Sponsor (in accordance with the Sponsor Support Agreement) will pay and be responsible for fifty percent (50%) of the Extension Payments and will make such payments to the Trust Account at least two (2) Business Days prior to the date that such payments are due, which payments will each be deemed to be working capital loans to CAC (with such loans by the Company being included in the Company Note). For the avoidance of doubt, upon the termination of this Agreement in accordance with Section 10.1, the Company will have no further obligation to pay any Extension Payments. Unless otherwise agreed in writing by the Company, CAC will exercise all monthly automatic extensions of its deadline to consummate a Business Combination and the Sponsor and the Company will fund the Extension Payments for such automatic extensions in accordance with this Section 8.19(a). Unless otherwise approved in writing by the Company, CAC will cause the Extension Proxy Statement to be sent to CAC’s shareholders as soon as practicable following its approval by the SEC, for the purposes of holding the Extension Meeting as soon as practicable thereafter and soliciting the approval of the CAC’s shareholders in connection therewith (the approval of such matter by CAC’s shareholders at the Extension Meeting or any postponement or adjournment thereof shall be referred to as the “Extension Approval”). CAC shall ensure that the information provided by it and incorporated into the Extension Proxy Statement does not, as of the date on which it is distributed to the holders of CAC Ordinary Shares, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. CAC shall include in the Extension Proxy Statement the recommendation of its board of directors that the holders of CAC Ordinary Shares vote in favor of the amendment of the CAC Charter to extend the deadline for CAC to consummate a Business Combination, and shall act in good faith and use its best efforts to obtain the Extension Approval on or prior to January 22, 2026. In connection with the Extension Meeting, CAC will use its reasonable efforts to minimize the amount of funds in the Trust Account that are redeemed by Public Shareholders in the Extension Redemption, and will use, and cooperate with the Sponsor’s efforts to use in accordance with the Insider Letter Amendment, customary measures to minimize such redemptions. CAC shall promptly furnish to the Company copies of any notices or other communications and correspondence received by CAC or its Affiliates from any Governmental Authority, including the SEC, with respect to or otherwise relating to the Extension Proxy Statement, the Extension Meeting and the Extension Approval. CAC shall use its reasonable efforts to (i) cause the Extension Proxy Statement, when filed with the SEC, to comply in all material respects with all Laws applicable thereto, including all rules and regulations promulgated by the SEC, and (ii) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Extension Proxy Statement. If the Extension Approval is obtained, CAC shall cause the CAC Charter to be amended in accordance with the Extension Proxy Statement as promptly as practicable thereafter (and in any event on or prior to January 22, 2026). The Company agrees to, and to cause its Representatives to, reasonably cooperate with CAC in its efforts to obtain the Initial Extension.

(b)  If the Closing has not occurred on or prior to the date that is sixty (60) days prior to the Extended Deadline Date, promptly after such date CAC and the Company will discuss in good faith whether the Extended Deadline Date should be further extended by CAC. In the event that they both agree to further extend the Extended Deadline Date, the Parties will follow the same process as set forth in Section 8.19(a) and extend CAC’s deadline for consummating a Business Combination to a subsequent deadline agreed by the parties (with such subsequent deadline thereafter being considered the Extended Deadline Date for such purposes); provided that in the event that the Company does not agree with CAC to further extend the Extended Deadline Date to a mutually agreeable date, CAC may still further amend its deadline for consummating a Business Combination, but the Company will not have any obligations to fund any Extension Payments, or otherwise be responsible for, any such extension. Any such extension under this Section 8.19(b) is referred to herein as the “Additional CAC Extension” and any of the Initial CAC Extension or the Additional CAC Extension, a “CAC Extension”.

8.20  Seller Distribution. The Parties acknowledge and agree that immediately after the consummation of the Merger, Seller may, in its sole discretion, consummate the Seller Distribution pursuant to which the Seller will distribute to the Parent Shareholders a number of Pubco Ordinary Shares equal to up to ten percent (10%) (such percentage to be determined by the Seller in its sole discretion prior to the Registration Statement Effective Date) of the total Exchange Shares, and CAC will, and will cause its Representatives to, reasonably cooperate with the Seller Distribution. In order to receive their Pubco Ordinary Shares in the Seller Distribution, Parent Shareholders that as of immediately after the Closing will be officers and directors of Pubco or hold five percent (5%) or more of issued and outstanding Pubco Shares will need to execute and deliver to Parent and CAC a lock-up agreement in substantially the form of the Lock-Up Agreement as a condition to participating in the Seller Distribution; provided that the failure of any such Parent Shareholder to execute and deliver such lock-up agreement will not affect the distribution of the Pubco Ordinary Shares to other Parent Shareholders in the Seller Distribution.

8.21  Tax Matters.

(a)  The Parties shall use their respective reasonable best efforts to cause the Share Exchange and the Merger to qualify, and agree not to, and not to permit or cause any of their Affiliates or Subsidiaries to, take any action which to its knowledge could reasonably be expected to prevent or impede such transactions from qualifying, for the Intended Tax Treatment. Each Party hereby represents and warrants to the other Parties that such Party does not have Knowledge of any fact or circumstance, and has not taken any action, that would be reasonably expected to cause the Share Exchange or the Merger to fail to qualify for the Intended Tax Treatment, and hereby covenants and agrees that it will not take any action that would be reasonably expected to cause the Share Exchange or the Merger to fail to qualify for the Intended Tax Treatment.

(b)  Each of the Parties and their respective Affiliates shall file all Tax Returns consistent with the Intended Tax Treatment (including attaching a transferor statement or a transferee statement to its tax return as may be required pursuant to Treasury Regulation Section 1.351-3), and shall take no position inconsistent with the Intended Tax Treatment (whether in audits, Tax Returns or otherwise), unless otherwise required by a “determination” within the meaning of Section 1313(a)(1) or (2) of the Code (or similar provision for state or local income Tax purposes).

(c)  Notwithstanding anything to the contrary contained herein, all Transfer Taxes shall be paid by Pubco. The Party required by Law to do so shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and if required by applicable Law, the Parties shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other documents. Notwithstanding any other provision of this Agreement, the Parties shall (and shall cause their respective Affiliates to) cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

(d)  In the event the SEC requires a tax opinion regarding the Intended Tax Treatment as applicable to the CAC Security holders, CAC will use its commercially reasonable efforts to cause its tax adviser to deliver such tax opinion to CAC. Each Party shall use commercially reasonable efforts to execute and deliver customary Tax representation letters to the tax advisor preparing such opinion in form and substance reasonably satisfactory to such advisor. Notwithstanding anything to the contrary in this Agreement, Loeb & Loeb LLP shall not be required to provide any opinion regarding the tax consequences to the Seller of the Share Exchange, including without limitation whether the Intended Tax Treatment applies to the Seller.

(e)  Within one hundred twenty (120) days after the end of each taxable year of Pubco ending from and after the Closing for which Pubco reasonably believes that it may be a “passive foreign investment company” within the meaning of Section 1297 of the Code (“PFIC”), Pubco shall (i) determine its status as a PFIC, (ii) determine the PFIC status of each of its Subsidiaries that at any time during such taxable year was a foreign corporation within the meaning of Section 7701(a) of the Code (the “Non-U.S. Subsidiaries”), and (iii) make such PFIC status determinations available to the shareholders of Pubco. If Pubco determines that it (or any of its Non-U.S. Subsidiaries) was, or could reasonably be deemed to have been, a PFIC in such taxable year, Pubco shall use commercially reasonable efforts to provide the statements and information (including a PFIC Annual Information Statement meeting the requirements of Treasury Regulation Section 1.1295-1(g)) necessary to enable Pubco shareholders and their direct and/or indirect owners that are United States persons (within the meaning of Section 7701(a)(30) of the Code) to comply with all provisions of the Code with respect to PFICs, including making and complying with the requirements of a “Qualified Electing Fund” election pursuant to Section 1295 of the Code or filing a “protective statement” pursuant to Treasury Regulation Section 1.1295-3 with respect to Pubco or any of the Non-U.S. Subsidiaries, as applicable. The covenants contained in this Section 8.21(e), notwithstanding any provision elsewhere in this Agreement, shall survive in full force and effect until the later of (x) two (2) years after the end of Pubco’s first taxable year ending after the Closing or (y) such time as Pubco has reasonably determined that it is not a PFIC for three (3) consecutive taxable years.

ARTICLE IX
CLOSING CONDITIONS

9.1  Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Transactions shall be subject to the satisfaction or written waiver (where permissible) by the Company and CAC of the following conditions:

(a)  Required CAC Shareholder Approval. The Shareholder Approval Matters that are submitted to the vote of the shareholders of CAC at the CAC Shareholder Meeting in accordance with the Proxy Statement shall have been approved by the Required CAC Shareholder Approval.

(b)  Antitrust Laws. Any waiting period (and any extension thereof) applicable to the consummation of this Agreement under any Antitrust Laws set forth in Schedule 9.1(b) shall have expired or been terminated.

(c)  Requisite Regulatory Approvals. All Consents required to be obtained from any Governmental Authority in order to consummate the Transactions that are set forth in Schedule 9.1(c) shall have been obtained or made.

(d)  No Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the Transactions.

(e)  Pubco M&A Amendment. At or prior to the Closing, Pubco shall have amended and restated the memorandum and articles of association of Pubco in a form reasonably acceptable to CAC and the Company (the “Amended Pubco M&A”).

(f)  Foreign Private Issuer Status. Each of the Company and CAC shall have received evidence reasonably satisfactory to such Party that Pubco qualifies as a foreign private issuer pursuant to Rule 3b-4 of the Exchange Act as of the Closing.

(g)  Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing.

(h)  Nasdaq Listing. The Pubco Ordinary Shares to be issued pursuant to this Agreement shall have been approved for listing on the Applicable Nasdaq Market, subject only to the official notice of issuance, and, as of immediately following the Closing, Pubco shall satisfy any applicable initial and continuing listing requirements of Nasdaq and Pubco shall not have received any notice of non-compliance therewith.

(i)  No Action. There shall not be any pending Action brought by a third party that is not an Affiliate of the Parties to enjoin or otherwise prevent the consummation of the Closing.

9.2  Conditions to Obligations of the Company Entities and the Seller. In addition to the conditions specified in Section 9.1, the obligations of the Company Entities and the Seller to consummate the Transactions are subject to the satisfaction or written waiver (by the Company and Pubco) of the following conditions:

(a)  Representations and Warranties. All of the representations and warranties of CAC set forth in this Agreement and in any certificate delivered by or on behalf of CAC pursuant hereto shall be true and correct on and as of the Signing Date and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date) and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, CAC.

(b)  Agreements and Covenants. CAC shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)  No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to CAC since the Signing Date which is continuing and uncured.

(d)  Certain Ancillary Documents. The Sponsor Support Agreement and the Insider Letter Amendment shall be in full force and effect in accordance with the terms thereof as of the Closing.

(e)  Lock-Up Agreement. The Lock-Up Agreement with the Seller shall be in full force and effect in accordance with the terms thereof as of the Closing.

(f)  Appointment to the Board. The Post-Closing Board of Directors shall have been elected or appointed as of the Closing consistent with the requirements of Section 8.14.

(g)  Closing Deliveries.

(i)  Officer Certificate. CAC shall have delivered to the Company and Pubco a certificate, dated the Closing Date, signed by an executive officer of CAC in such capacity, certifying as to the satisfaction of the conditions specified in Sections 9.2(a), 9.2(b) and 9.2(c) with respect to CAC.

(ii)  Secretary Certificate. CAC shall have delivered to the Company and Pubco a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of CAC’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the resolutions of CAC’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the Transactions, (C) evidence that the Required CAC Shareholder Approval has been obtained and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which CAC is or is required to be a party or otherwise bound.

(iii)  Good Standing. CAC shall have delivered to the Company and Pubco a good standing certificate (or similar documents applicable for such jurisdictions) for CAC certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of CAC’s jurisdiction of organization to the extent that good standing certificates or similar documents are generally available in such jurisdiction.

(iv)  Amended Registration Rights Agreement Amendment. The Company and Pubco shall have received a copy of the Amended Registration Rights Agreement, in substantially the form attached as Exhibit B hereto, duly executed by CAC, the holders of a majority of the “Registrable Securities” pursuant to the Founder Registration Rights Agreement and by the Pubco Insiders.

(v)  Employment Agreements. The Company and Pubco shall have received employment agreements, in each case effective as of the Closing, in form and substance acceptable to CAC and the Company, between each of the persons set forth on Schedule 9.2(g)(v) hereto and Pubco or a Target Company, as noted in Schedule 9.2(g)(v), each such employment agreement duly executed by the parties thereto.

9.3  Conditions to Obligations of CAC. In addition to the conditions specified in Section 9.1, the obligations of CAC to consummate the Transactions are subject to the satisfaction or written waiver (by CAC) of the following conditions:

(a)  Representations and Warranties. All of the representations and warranties of the Company Entities and the Seller set forth in this Agreement and in any certificate delivered by or on behalf of the Company Entities or the Seller pursuant hereto shall be true and correct on and as of the Signing Date and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date) and any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Company Entities or the Seller, as applicable.

(b)  Agreements and Covenants. The Company Entities and the Seller shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c)  No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Company or Pubco since the Signing Date which is continuing and uncured.

(d)  Lock-Up Agreement. The Lock-Up Agreement with the Seller shall be in full force and effect in accordance with the terms thereof as of the Closing.

(e)  Closing Deliveries.

(i) Officer Certificate. CAC shall have received a certificate from the each of Pubco and the Company, dated as the Closing Date, signed by an executive officer of such Party in such capacity, certifying as to the satisfaction of the conditions specified in Sections 9.3(a), 9.3(b) and 9.3(c), as applicable to each Party.

(ii) Secretary Certificates. The Company and Pubco shall each have delivered to CAC a certificate from its secretary or other executive officer certifying as to the validity and effectiveness of, and attaching, (A) copies of its Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the resolutions of its board of directors, authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which it is a party or bound, and the consummation of the Transactions and (C) the certificate of incumbency of its directors or officers authorized to execute this Agreement or any Ancillary Document to which it is or is required to be a party or otherwise bound.

(iii) Good Standing. The Company shall have delivered to CAC good standing certificates (or similar documents applicable for such jurisdictions) for each Company Entity certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Company Entity’s jurisdiction of organization, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv) Amended Registration Rights Agreement. CAC shall have received a copy of the Amended Registration Rights Agreement, in substantially the form attached as Exhibit B hereto, duly executed by Pubco.

9.4  Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by the failure of such Party or its Affiliates to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE X
TERMINATION AND EXPENSES

10.1  Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing as follows:

(a)  by mutual written consent of CAC and the Company;

(b)  by written notice by CAC to the Company, or by the Company to CAC, if any of the conditions to the Closing set forth in Article IX have not been satisfied or waived on or prior to July 22, 2026 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the proximate cause of, or proximately resulted in, the failure of the Closing to occur on or before the Outside Date;

(c)  by written notice by CAC to the Company, or by the Company to CAC if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(c) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(d)  by written notice by the Company to CAC, if (i) there has been a breach by CAC of any of CAC’s representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of CAC shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 9.2(a) or Section 9.2(b) to be satisfied (provided that for purposes of this Section 10.1(d), any reference to the Closing Date in, or any applicability of the Closing Date to, any such representations, covenants or agreements shall be deemed a reference to the Signing Date or, if later, the date of such breach (or if the breach is curable, the date by which such breach is required to be cured in the succeeding clause (ii)), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) thirty (30) days after written notice of such breach or inaccuracy is provided to CAC by the Company or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.1(d) if at such time the Company Entities or the Seller is in material uncured breach of this Agreement which would result in a failure of any condition set forth in Section 9.3(a) or Section 9.3(b) (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach) from being satisfied;

(e)  by written notice by CAC to the Company, if (i) there has been a breach by the Company Entities or the Seller of any of their respective representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 9.3(a) or Section 9.3(b) to be satisfied (provided that for purposes of this Section 10.1(e), any reference to the Closing Date in, or any applicability of the Closing Date to, any such representations, covenants or agreements shall be deemed a reference to the Signing Date or, if later, the date of such breach (or if the breach is curable, the date by which such breach is required to be cured in the succeeding clause (ii)), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) thirty (30) days after written notice of such breach or inaccuracy is provided to the Company by CAC or (B) the Outside Date; provided, that CAC shall not have the right to terminate this Agreement pursuant to this Section 10.1(e) if at such time CAC is in material uncured breach of this Agreement; which would result in a failure of any condition set forth in Section 9.2(a) or Section 9.2(b) (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach) from being satisfied; or

(f)  by written notice by the Company to CAC if the CAC Shareholder Meeting is held (including any adjournment or postponement thereof) and has concluded, CAC’s shareholders have duly voted, and the Required CAC Shareholder Approval was not obtained.

10.2  Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 10.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 10.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 8.12, 8.13, 10.3, 10.4, 11.1, Article XII and this Section 10.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 11.1). Without limiting the foregoing, and except as provided in Section 10.3 and this Section 10.2 (but subject to Section 11.1, and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 12.7), the Parties’ sole right with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the Transactions shall be the right, if applicable, to terminate this Agreement pursuant to Section 10.1. For the avoidance of doubt, the termination of this Agreement for any reason will not affect the rights of the Company or the obligations of CAC under the Company Note, except to the extent expressly set forth therein.

10.3  Fees and Expenses. Subject to Sections 10.2, 10.4 and 11.1, unless otherwise provided for in this Agreement, all Transaction Expenses incurred in connection with this Agreement and the Transactions, including any Transaction Financing, shall be paid by the Party incurring such expenses.

10.4  Termination Fee. Notwithstanding Section 10.3 above, in the event that there is a valid and effective termination of this Agreement (i) by CAC pursuant to Section 10.1(d), then the Company shall pay to CAC a termination fee (the “Company Termination Fee”), or (ii) by the Company pursuant to Section 10.1(e), then CAC shall, subject to Section 11.1, pay to the Company a termination fee (the “CAC Termination Fee” and either of the CAC Termination Fee or the Company Termination Fee, a “Termination Fee”), equal to the amount of the reasonable and documented out-of-pocket costs and expenses incurred by or on behalf of (A) in the case of (i) above, CAC and (B) in the case of (ii) above, the Company, the Seller or the Company Entities, in each instance in connection with the authorization, preparation, negotiation, execution or performance of this Agreement or the Ancillary Documents or the Transactions, including any related SEC filings, the Registration Statement and any Transaction Financing through the date of such termination, including legal, accounting and other third-party fees, in either instance, up to an aggregate maximum amount of Seven Hundred Thousand Dollars ($700,000). The Termination Fee shall be paid by wire transfer of immediately available funds to an account designated in writing by the terminating Party within five (5) Business Days after the terminating Party delivers to the other Party the amount of such costs and expenses, along with reasonable documentation in connection therewith. Notwithstanding anything to the contrary in this Agreement, the Parties expressly acknowledge and agree that, with respect to any termination of this Agreement in circumstances where the Termination Fee is payable, the payment of the Termination Fee shall, in light of the difficulty of accurately determining actual damages, constitute liquidated damages with respect to any claim for damages or any other claim which the terminating Party would otherwise be entitled to assert against the other Parties or any of their respective Affiliates or any of their respective assets, or against any of their respective directors, officers, employees or shareholders with respect to this Agreement, the Ancillary Documents and the Transactions and shall constitute the sole and exclusive remedy available to the terminating Party, provided, that the foregoing shall not limit (x) any Party from Liability for any Fraud Claim relating to events occurring prior to termination of this Agreement, (y) the rights of the Company or the obligations of CAC under the Company Note (except to the extent expressly set forth therein) or (z) the rights of a Party to seek specific performance or other injunctive relief in lieu of terminating this Agreement.

ARTICLE XI
TRUST WAIVER

11.1  Waiver of Claims Against Trust. Reference is made to the IPO Prospectus. Each of the Company Entities and the Seller understands that CAC has established the Trust Account containing the proceeds of the IPO and the overallotment shares acquired by CAC’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of CAC’s public shareholders (including overallotment shares acquired by CAC’s underwriters) (the “Public Shareholders”) and that CAC may disburse monies from the Trust Account only: (a) to the Public Shareholders in the event they elect to redeem their CAC Ordinary Shares (or Pubco Shares upon the Merger) in connection with the consummation of its initial business combination (as such term is used in the IPO Prospectus) (“Business Combination”) or in connection with an amendment to CAC’s Organizational documents to extend CAC’s deadline to consummate a Business Combination, (b) to the Public Shareholders if CAC fails to consummate a Business Combination by January 22, 2026, subject to further extension by amendment to CAC’s Organizational Documents in connection with any CAC Extension, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes and up to $100,000 for dissolution expenses, and (d) to CAC after or concurrently with the consummation of a Business Combination, in each case, subject to the Trust Agreement. For and in consideration of CAC entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company Entities and the Seller hereby agrees on behalf of itself and its Subsidiaries that, notwithstanding anything to the contrary in this Agreement, none of the Company Entities or the Seller nor any of their respective Subsidiaries do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom made to Public Shareholders (“Public Distributions”), or make any claim against the Trust Account (including any Public Distributions), in any case, in based upon, related to or in connection with this Agreement or the Transactions, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). Each of the Company Entities and the Seller, on behalf of itself and its Subsidiaries, hereby irrevocably waives any Released Claims that any such Party or any of its Subsidiaries may have against the Trust Account (including any Public Distributions) now or in the future and will not seek recourse against the Trust Account (including any Public Distributions) for any Released Claims. Notwithstanding anything herein to the contrary in this Section 11.1, but otherwise subject to the terms of this Agreement, (A) the Company Entities or the Seller or any of their respective Subsidiaries may commence any Action upon, in connection with, relating to or arising out of any matter relating to CAC or its Representatives, which proceeding seeks, in whole or in part, monetary relief against CAC or its Representatives, against assets or funds held outside of the Trust Account (including any funds released from the Trust Account and assets that are acquired with such funds other than the Public Distributions); provided that such claim shall not permit such Party or any of its Subsidiaries (or any Person claiming on any of their behalves or in lieu of them) to have any claim against the Trust Account or any amounts contained therein or Public Distributions, and (B) nothing in this Section 11.1 shall limit or prohibit the Company Entities, the Seller or any of their respective Subsidiaries from pursuing a claim against CAC for specific performance or other equitable relief. This Section 11.1 shall survive termination of this Agreement for any reason.

ARTICLE XII
MISCELLANEOUS

12.1  No Survival. All representations and warranties of the Parties contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents and instruments furnished pursuant to this Agreement on or after the Signing Date), shall terminate at, and not survive, the Closing and no claim (including any Fraud Claim) for indemnification or breach of contract may be made with respect thereto. The covenants and agreements made by the Parties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are contemplated to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).

12.2  Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by email, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to CAC at or prior to the Closing, to: Columbus Acquisition Corp 14 Prudential Tower Singapore 049712 Attn: Fen “Eric” Zhang, Chief Executive Officer Telephone No.: (949) 899-1827 Email:	with a copy (which will not constitute notice) to: Loeb and Loeb LLP 345 Park Ave New York, NY 10154 Attn: Ted Paraskevas Telephone No: (212) 407-4971 Email: tparaskevas@loeb.com
If to the Company at or prior to the Closing, to: WISeSat.Space Corp. General-Guisan-Strasse 6 CH-6300 Zug Switzerland Attn: David Briffod Telephone No.: Email:

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105, U.S.A.
Attn: Barry I. Grossman, Esq.
          Matthew A. Gray, Esq.
Telephone No.: (212) 370-1300
Email: bigrossman@egsllp.com
            mgray@egsllp.com

If to Pubco or Merger Sub at or prior to the Closing, to: WISeSat.Space Holdings Corp. General-Guisan-Strasse 6 CH-6300 Zug Switzerland Attn: David Briffod Telephone No.: Email:

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105, U.S.A.
Attn: Barry I. Grossman, Esq. and
          Matthew A. Gray, Esq.
Telephone No.: (212) 370-1300
Email: bigrossman@egsllp.com
            mgray@egsllp.com

If to the Seller, to: WISeKey International Holding Ltd. General-Guisan-Strasse 6 CH-6300 Zug, Switzerland Attn: David Briffod Telephone No.: Email:

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105, U.S.A.
Attn: Barry I. Grossman, Esq.
          Matthew A. Gray, Esq.
Telephone No.: (212) 370-1300
Email: bigrossman@egsllp.com
            mgray@egsllp.com

If to Pubco, CAC or the Company after the Closing, to: WISeSat.Space Holdings Corp. General-Guisan-Strasse 6 CH-6300 Zug Switzerland Attn: Telephone No.: Email:

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105, U.S.A.
Attn: Barry I. Grossman, Esq.
          Matthew A. Gray, Esq.
Telephone No.: (212) 370-1300
Email: bigrossman@egsllp.com
            mgray@egsllp.com

12.3  Binding Effect; Assignment. Subject to Section 12.4, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. No Party shall have any power or any right to assign or transfer, in whole or in part, this Agreement, or any of its rights or any of its obligations hereunder, including, without limitation, any right to pursue any claim for damages pursuant to this Agreement or the Transactions, or to pursue any claim for any breach or default of this Agreement, or any right arising from the purported assignor’s due performance of its obligations hereunder, without the prior written consent of Pubco, the Company and CAC and any such purported assignment in contravention of the provisions herein shall be null and void and of no force or effect.

12.4  Third Parties. Except for the rights of the D&O Indemnified Persons set forth in Section 8.15, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement with respect to such provisions, nothing contained in this Agreement or in any instrument or document executed by any Party in connection with the Transactions shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party. For the avoidance of doubt, no shareholder of Pubco after the Closing (in his, her or its capacity as such) is a third party beneficiary of this Agreement or shall have any rights hereunder.

12.5  Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of New York without regard to the conflict of laws principles thereof. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in the state and federal courts located in New York County, New York (or in any appellate court therefrom) (the “Specified Courts”). Each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the Transactions, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 12.1. Nothing in this Section 12.5 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

12.6  WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.6. Each of the Parties acknowledge that each has been represented in connection with the signing of this waiver by independent legal counsel selected by the respective Party and that such Party has discussed the legal consequences and import of this waiver with legal counsel. Each of the Parties further acknowledge that each has read and understands the meaning of this waiver and grants this waiver knowingly, voluntarily, without duress and only after consideration of the consequences of this waiver with legal counsel.

12.7  Specific Performance. Each Party acknowledges that the rights of each Party to consummate the Transactions are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction, restraining order or other equitable remedy to prevent or remedy any breach of this Agreement and to seek to enforce specifically the terms and provisions hereof, in each case, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity. Each Party agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that the other Party has an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity.

12.8  Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

12.9  Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by CAC, Pubco, the Company and the Seller.

12.10  Waiver. Each of CAC, Pubco and the Company on behalf of itself and its Affiliates, and the Seller on its behalf, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

12.11  Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits, annexes and schedules attached hereto, which exhibits, annexes and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein, including that certain Letter Agreement, dated May 14, 2024 between the Company and CAC.

12.12  Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (j) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (k) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule”, and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (l) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to CAC or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of CAC and its Representatives and CAC and its Representatives have been given access to the electronic folders containing such information, or such information or documentation was made available or otherwise provided to CAC, its Affiliates or any of their Representatives in-person or by email.

12.13  Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

12.14  No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, the Parties acknowledge and agree that no recourse under this Agreement or under any Ancillary Documents shall be had against any Person that is not a Party to this Agreement or such Ancillary Document, including any past, present or future director, manager, officer, agent, employee, equityholder or other Representative or any Affiliate or successor or assignee thereof that is not a Party (collectively, the “Non-Recourse Parties”), as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Recourse Party, as such, for any obligation or liability of a Party under this Agreement or Person party to such Ancillary Document under any Ancillary Document for any claim based on, in respect of or by reason of such obligations or liabilities or their creation.

ARTICLE XIII
DEFINITIONS

13.1  Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, complaint, arbitration, governmental inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For the avoidance of doubt, Sponsor shall be deemed to be an Affiliate of CAC prior to the Effective Time (and for a period of three (3) months thereafter).

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, including the Lock-Up Agreement, the Amended Registration Rights Agreement, the Insider Letter Amendment, the Sponsor Support Agreement and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement, including the Plan of Merger, the Amended Pubco M&A and the Amended CAC M&A.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or individual consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other welfare benefit insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York or Switzerland are authorized to close for business, excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any Governmental Authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York or Switzerland are generally open for use by customers on such day.

“BVI Act” means the British Virgin Islands Business Companies Act (No 16 of 2004), as amended.

“CAC Board” means the Board of Directors of CAC.

“CAC Charter” means the First Amended and Restated Memorandum and Articles of Association; provided, that references herein to the CAC Charter for periods after the Effective Time includes the amended and restated memorandum and articles of association of the Surviving Company.

“CAC Confidential Information” means all confidential or proprietary documents and information concerning CAC or any of its Representatives; provided, however, that CAC Confidential Information shall not include any information which, (i) at the time of disclosure by the Company Entities, the Seller or any of their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by CAC or its Representatives to by the Company Entities, the Seller or any of their respective Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such CAC Confidential Information.

“CAC Ordinary Shares” means the ordinary shares, par value $0.0001 per share, of CAC.

“CAC Preference Shares” means the preference shares, par value $0.0001 per share, of CAC.

“CAC Private Shares” means CAC Ordinary Shares included as part of CAC Private Units or CAC Working Capital Units.

“CAC Private Units” means the units issued by CAC in a private placement transaction simultaneously with the IPO consisting of one (1) CAC Ordinary Share and one (1) CAC Right.

“CAC Public Units” means the units issued in the IPO (including overallotment units acquired by CAC’s underwriter) consisting of one (1) CAC Ordinary Share and one (1) CAC Right.

“CAC Rights” means one right that was included as part of each CAC Unit entitling the holder thereof to receive one-seventh (1/7th) of one CAC Ordinary Share upon the consummation by CAC of its Business Combination.

“CAC Securities” means the CAC Units, the CAC Ordinary Shares and the CAC Rights, collectively.

“CAC Units” means the CAC Public Units, the CAC Private Units and the CAC Working Capital Units.

“CAC Working Capital Units” means the units into which working capital loans extended to CAC by the Sponsor or affiliates of the Sponsor or certain of the Company’s officers or directors may be convertible.

“Cayman Companies Act” means the Companies Act (Revised) of the Cayman Islands.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company Class F Shares” means the Class F ordinary shares, no par value, of the Company, which Company Class F Shares in the aggregate are entitled to 49.9% of the total vote on any matter voted on by the holders Company Shares and which Company Class F Shares will automatically convert into Company Ordinary Shares upon certain transfers in accordance with the Company Organizational Documents.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Company Entities, the Target Companies or the Seller or any of their respective Representatives, furnished in connection with this Agreement or the Transactions; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by CAC or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by any of the Company Entities, the Seller or their respective Representatives to CAC or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Convertible Securities” means, collectively, any options, warrants or rights to subscribe for or purchase any shares of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any shares of the Company.

“Company Ordinary Shares” means the ordinary shares, no par value, of the Company, each of which is entitled to one (1) vote per share.

“Company Organizational Documents” means the Articles of Association of the Company, as amended.

“Company Securities” means, collectively, the Company Shares and the Company Convertible Securities.

“Company Shareholders” means the holders of Company Shares.

“Company Shares” means, collectively, the Company Ordinary Shares and the Company Class F Shares.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all binding contracts, agreements, arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other binding contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing, a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast fifty percent (50%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive fifty percent (50%) or more of the profits, losses, or distributions of the Controlled Person; or (b) an officer, manager, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person.

“Copyrights” means any works of authorship, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

“Environmental Law” means any Law in effect on or prior to the Signing Date any way relating to (a) the protection of human health and safety (to the extent relating to exposure to Hazardous Materials), (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Actions, Actions, Orders, losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Foreign Plan” means any plan, fund (including any superannuation fund) or other similar program or arrangement established or maintained outside the United States by the Company or any one or more of its Subsidiaries primarily for the benefit of employees of the Company or such Subsidiaries residing outside the United States, which plan, fund or other similar program or arrangement provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and which plan is not subject to ERISA or the Code.

“Founder Registration Rights Agreement” means the Registration Rights Agreement, dated as of January 22, 2025, by and among CAC, Sponsor and the other “Holders” named therein.

“Founder Shares” means an aggregate of 1,500,000 CAC Ordinary Shares which were issued to the initial shareholders of CAC in a private placement transaction prior to the IPO.

“Fraud Claim” means any claim based on actual and intentional fraud with respect to this Agreement or the Transactions.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Government Contract” means, with respect to any Person, any prime contract, subcontract, grant, other transaction agreement, cooperative agreement, funding agreement, facility contract, basic ordering agreement, pricing agreement or letter contract, as modified by binding modifications or change orders, between such Person and (a) any Governmental Authority, (b) any prime contractor of any Governmental Authority or (c) any subcontractor with respect to any Contract of a type described in clauses (a) or (b) above. For the avoidance of doubt, a task, purchase or delivery order under a Government Contract or any amendment, supplement or modification to a Government Contract shall not constitute a separate Government Contract for purposes of this definition but shall be part of the Government Contract to which it relates.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against and not settled, (f) all obligations of such Person in respect of acceptances issued or created, (g) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (h) all obligations secured by an Lien on any property of such Person, (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (j) all obligation described in clauses (a) through (i) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Insider Letter Agreement” means that certain letter agreement, dated as of January 22, 2025, by and among CAC, its officers and directors and the Sponsor.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, intellectual property rights in Software and other intellectual property.

“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended.

“IPO” means the initial public offering of CAC Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of CAC, dated as of January 22, 2025, and filed with the SEC on January 24, 2025 (File Nos. 333- 283278).

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Knowledge” means, with respect to (i) the Company, the actual knowledge of each of Alexander Kose Mozer and Xiaoming Chen, after reasonable inquiry, or (ii) any other Party, (A) if an entity, the actual knowledge of its directors and executive officers, after reasonable inquiry, or (B) if a natural person, the actual knowledge of such Party after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign (as to the U.S.) or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (on voting, sale, transfer, disposition), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the Transactions; provided, however, that any fact, event, event, occurrence, change or effect directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, facts, events, occurrences, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in applicable Laws or GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, epidemic, terrorism, war (whether or not declared), natural disaster or pandemic; (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein) and (vi), with respect to CAC, the consummation and effects of any Redemption; (vii) the announcement or the existence of, express compliance with or performance under, this Agreement or the Transactions; (viii) any action not otherwise required by this Agreement or the Ancillary Documents or applicable Law that is taken at the express written request of CAC and in accordance with such instructions; or (ix) any changes after the Signing Date in applicable Law, excluding GAAP or any other accounting principles (or authoritative interpretations thereof); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i), (ii), (iv) and (ix) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses.

“Merger Shares” means the Pubco Shares issued or to be issued pursuant to the closing of the Merger as set forth in Article I.

“Merger Sub Ordinary Shares” means the Ordinary Shares, par value $0.01 per share, of Merger Sub.

“Nasdaq” means the Nasdaq Stock Market LLC, and includes either the Nasdaq Global Market or the Nasdaq Capital Market, as applicable to the relevant listing.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other Action that is or has been entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person, its certificate of incorporation or formation and bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Patents” means any patents, and patent applications (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, or reissues thereof).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business, (b) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and for which adequate reserves have been established with respect thereto, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with any of the Target Companies’ use or occupancy of such real property for the operation of their business, (d) other Liens imposed by operation of Law or arising in the ordinary course of business for amounts which are not due and payable or as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (e) Liens incurred or deposits made in the ordinary course of business in connection with social security, (f) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, including statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies, (g) licenses of Intellectual Property in the ordinary course of business, (h) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; or (i) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Pubco Class F Shares” means class F ordinary shares, no par value, of Pubco, which Pubco Class F Shares in the aggregate are entitled to 49.9% of the total vote on any matter voted on by the holders of Pubco Shares and which Pubco Class F Shares will automatically convert into Pubco Ordinary Shares upon certain transfers in accordance with the Company Organizational Documents.

“Pubco Fully-Diluted Shares” means, as of the time of determination at any time after the Closing, the aggregate number of Pubco Ordinary Shares on a fully-diluted basis (treating Pubco Class F Shares on an as-converted to Pubco Ordinary Share basis), including any options, warrants or rights to subscribe for or purchase any Pubco Ordinary Shares or securities directly or indirectly convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire, directly or indirectly, any Pubco Ordinary Shares (including any such securities that are out-of-the-money or not immediately exercisable, awards reserved under the Pubco Equity Plan and shares reserved for the Pubco ESPP).

“Pubco Insider” means a holder of Company Shares who (i) will become a director, executive officer or Affiliate of Pubco upon the Closing or (ii) will, immediately after the Closing, own in the aggregate at least ten percent (10%) of the issued and outstanding Pubco Shares.

“Pubco Ordinary Shares” means ordinary shares, no par value, of Pubco, each of which is entitled to (1) vote per share.

“Pubco Shares” means, collectively, the Pubco Ordinary Shares and the Pubco Class F Shares.

“Registration Statement Effective Date” means the date that the Registration Statement shall have become effective.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the environment.

“Remedial Action” means all actions required by Environmental Law to (i) clean up, remove, treat, or in any other way address any Release of Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“Required CAC Shareholder Approval” means the approval of the Shareholder Approval Matters by holders of the issued and outstanding CAC Ordinary Shares in accordance with the Organizational Documents of CAC.

“Rights Agreement” means the Rights Agreement, dated as of January 22, 2025, by and between CAC and Continental Stock Transfer & Trust Company.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Software” means any computer software programs, including all source code and object code.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Sponsor” means Hercules Capital Management VII Corp, a British Virgin Islands company.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of capital shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Target Company” means each of the Company and its direct and indirect Subsidiaries.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“Trade Control Laws” means all applicable statutory and regulatory requirements of the United States, European Union and the United Kingdom, and other jurisdictions to which the Target Companies’ activities are subject, relating to export controls (including the Export Administration Regulations administered by the U.S. Department of Commerce’s Bureau of Industry and Security and the International Traffic in Arms Regulations administered by the U.S. Department of State’s Directorate of Defense Trade Controls, Regulation (EU) 2021/821 of the European Parliament and the Council of 20 May 2021 setting up a Union regime for the control of exports, brokering, technical assistance, transit and transfer of dual-use items (recast), economic and financial sanctions (including economic and financial sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or by the relevant authorities in the European Union and its Member States, and the United Kingdom), and trade embargoes, boycotts and anti-boycotts, imports of goods and payment of custom duties as applied by the relevant agencies in the various jurisdictions.

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, and improvements (whether or not patentable or subject to copyright, trademark, or trade secret protection), in each case, to the extent the foregoing are confidential and protected by applicable Law.

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

“Trading Day” means any day on which the Trading Market is open for trading and Pubco Shares are available to trade on the Trading Market.

“Trading Market” means from and after the Closing, at any particular time of determination, the principal securities exchange or securities market on which the Pubco Shares are then traded.

“Transaction Expenses” means all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement, including in connection with any Transaction Financing. With respect to CAC, Transaction Expenses also shall include (without duplication) any and all deferred expenses (including fees or commissions payable to the underwriters and any legal fees) of the IPO upon consummation of a Business Combination, the costs of the premiums for the D&O Tail Insurance, the costs of obtaining the Fairness Opinion and any costs incurred in order to satisfy the minimum Nasdaq round lot requirements. Any (i) sales, use, real property transfer, stamp, share transfer or other similar transfer Taxes imposed on CAC, Pubco, Merger Sub or a Target Company in connection with the Transactions and (ii) SEC filing fees or registration fees, in each case, will be deemed to be Transaction Expenses split equally between the Company and CAC and each of the Company and CAC will be deemed to bear 50% of such Transaction Expenses.

“Trust Account” means the trust account established by CAC with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of January 22, 2025, by and between CAC and the Trustee, as amended prior to the Signing Date and as it may further be amended (including to accommodate the Merger).

“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement.

13.2  Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Term	Section
Acquisition Proposal	8.6(a)
Additional CAC Extensions	8.19(b)
Agreement	Preamble
Alternative Transaction	8.6(a)
Audited Company Financials	6.7(a)
Amended CAC M&A	1.4
Amended Registration Rights Agreement	Recitals
Amended Pubco M&A	9.1(e)
Antitrust Laws	8.9(b)
Applicable Nasdaq Market	8.18
Balance Sheet Date	6.7(a)
Business Combination	11.1
CAC	Preamble
CAC Director	8.14(a)
CAC Disclosure Schedules	Article IV
CAC Extension	8.19(b)
CAC Financials	4.6(b)
CAC Expense Cap	8.16(a)
CAC Expenses	8.16(a)
CAC Material Contract	4.13(a)
CAC Recommendation	4.2
CAC Shareholder Meeting	8.11(a)
CAC Termination Fee	10.4
Closing	3.1
Closing Date	3.1
Closing Filing	8.12(b)
Closing Press Release	8.12(b)
Closing Redemption	8.11(a)
Closing Statement	3.2
Company	Preamble
Company Benefit Plan	6.19(a)
Company Disclosure Schedules	Article VI
Company Entities	8.1(a)
Company Financials	6.7(a)
Company IP	6.13(c)
Company IP Licenses	6.13(a)
Company Material Contract	6.12(a)

Term	Section
Company Permits	6.10
Company Real Property Leases	6.15
Company Registered IP	6.13(a)
Company Termination Fee	10.4
D&O Indemnified Person	8.15(a)
D&O Tail Insurance	8.15(b)
Dissenting Shareholder	1.8
Dissenting Shares	1.8
Draft Financials	6.7(a)
Draft WISeSat Opco Audited Financials	6.7(a)
Draft WISeSat Opco Financials	6.7(a)
Draft WISeSat Opco Interim Financials	6.7(a)
Effective Time	1.2
EGS	3.1
Enforceability Exceptions	4.2
Environmental Permits	6.20(a)
Exchange Consideration	2.2
Exchange Shares	2.2
Excluded Shares	1.6(d)
Extended Deadline Date	8.19(a)
Extension Approval	8.19(a)
Extension Meeting	8.19(a)
Extension Payments	8.19(a)
Extension Proxy Statement	8.19(a)
Extension Redemption	8.19(a)
Fairness Opinion	4.2
Federal Securities Laws	8.17
Financing Agreements	8.17
Initial CAC Extension	8.19(a)
Insider Letter Amendment	Recitals
Interim Company Financials	6.7(a)
Interim Period	8.1(a)
Joinder Agreement	8.2(c)
Lock-Up Agreement	Recitals
Merger	Recitals
Merger Sub	Preamble
New Seller	8.2(c)
Non-Recourse Parties	12.14
Non-U.S. Subsidiaries	8.21(e)
NTA Amendment	8.11(a)
OFAC	4.17(c)
Outside Date	10.1(b)
Parent Shareholders	Recitals
Party(ies)	Preamble

Term	Section
PFIC	8.21(e)
Plan of Merger	1.2
Post-Closing Pubco Board	8.14(a)
Pro Rata Share	2.2
Proxy Statement	8.15(a)
Pubco	Preamble
Pubco Equity Plan	8.11(a)
Pubco ESPP	8.11(a)
Public Certifications	4.6(a)
Public Distributions	11.1
Public Shareholders	11.1
Purchased Shares	2.1
Redeemed Shares	8.11(a)
Redemption	8.19(a)
Registrar	1.2
Registration Statement	8.11(a)
Related Person	6.21
Released Claims	11.1
Rule 144	7.7(b)
SEC Reports	4.6(a)
Seller	Preamble
Seller Distribution	Recitals
Share Exchange	Recitals
Signing SEC Reports	Article VI
Signing Date	Preamble
Signing Filing	8.12(b)
Signing Press Release	8.12(b)
Specified Courts	12.5
Shareholder Approval Matters	8.16(b)
Sponsor Support Agreement	Recitals
Surviving Company	1.1
Termination Fee	10.4
Top Customers	6.23
Top Vendors	6.23
Transaction Financing	8.17
Transactions	Recitals
Unit Separation	1.6(a)
WISeSat Opco	Recitals

{REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGES FOLLOW}

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

CAC:

COLUMBUS ACQUISITION CORP

By:	/s/ Fen Zhang
	Name:	Fen Zhang
	Title:	Chief Executive Officer

Pubco:

WISESAT.SPACE HOLDINGS CORP.

By:	/s/ Carlos Moreira
	Name:	Carlos Moreira
	Title:	Director

Merger Sub:

WISESAT MERGER SUB CORP.

By:	/s/ Carlos Moreira
	Name:	Carlos Moreira
	Title:	Director

The Company:

WISESAT.SPACE CORP.

By:	/s/ Carlos Moreira
	Name:	Carlos Moreira
	Title:	CEO

By:	/s/ John O’Hara
	Name:	John O’Hara
	Title:	CFO

The Seller:

WISEKEY INTERNATIONAL HOLDING LTD.

By:	/s/ Carlos Moreira
	Name:	Carlos Moreira
	Title:	CEO

By:	/s/ John O’Hara
	Name:	John O’Hara
	Title:	CFO

{Signature Page to Business Combination Agreement}